UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report

☑ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer
Edge Tech Labs, LLC

Legal status of issuer

    Form
    Limited Liability Company

    Jurisdiction of Incorporation/Organization
    Virginia

    Date of organization
    August 16, 2013

Physical address of issuer
2221 South Clark Street, Floor 12, Arlington, VA 22202

Website of issuer
www.EdgeTechLabs.com

Current number of employees
4

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$115,362.00	$211,880.00
Cash & Cash Equivalents	$34,313.00	$99,330.00
Accounts Receivable	$0.00	$46,638.00
Short-term Debt	$307,500.00	$307,500.00
Long-term Debt	$210,000.00	$210,000.00
Revenues/Sales	$526,524.00	$339,964.00
Cost of Goods Sold	$479,191.00	$158,739.00
Taxes Paid	$0.00	$0.00
Net Income	-$296,215.00	-$130,433.00

April 29th, 2018

FORM C-AR/A

Edge Tech Labs, LLC



This Form C-AR/A (including the cover page and all exhibits attached hereto, the "Form C-AR/A) is being furnished by Edge Tech Labs, LLC, a Virginia Limited Liability Company (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR/A pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.EdgeTechLabs.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR/A is April 29th, 2018

THIS FORM C-AR/A DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR/A and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR/A are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR/A and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR/A, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR/A or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR/A. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR/A

You should rely only on the information contained in this Form C-AR/A. We have not authorized anyone to provide you with information different from that contained in this Form C-AR/A. You should assume that the information contained in this Form C-AR/A is accurate only as of the date of this Form C-AR/A, regardless of the time of delivery of this Form C-AR/A. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR/A and the Exhibits hereto.

Edge Tech Labs, LLC (the "Company") is a Virginia Limited Liability Company, formed on August 16, 2013. The Company was formerly conducting business under the names Fret Zeppelin and VineIQ. The Company is currently also conducting business under the names of DrinkMate, Fret Zealot, and VineTracks.

The Company is located at 2221 South Clark Street, Floor 12, Arlington, VA 22202.

The Company's website is www.EdgeTechLabs.com.

The information available on or through our website is not a part of this Form C-AR/A.

The Business
Edge Tech Labs is a software and hardware product company that brings state-of-the-art products to distinct market gaps. Entire brands are designed, developed, and delivered and typically encompass two viable revenue streams from both the hardware and the software.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were incorporated under the laws of Virginia on August 16, 2013. Accordingly, we have a limited history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

We rely on other companies to provide raw materials, major components, and subsystems for our products.
We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide raw materials, major components, and subsystems which meet required specifications and perform to our and our customers'

expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular raw material, component, or subsystem.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.

In certain instances, we rely on single or limited service providers and outsourcing vendors around the world because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.

We obtain these materials from a limited number of vendors, some of which do not have a long operating history or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties, or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Shaun Masavage and John Tolly who are CEO - August 2013 through present and CTO - June 2015 through present of the Company. The Company has or intends to enter into employment agreements with Shaun Masavage and John Tolly although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Shaun Masavage and John Tolly or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including patents and trademarks in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Shaun Masavage and John Tolly in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, in any of Shaun Masavage and John Tolly die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare

reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, could negatively affect the Company's business.

The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain ingredients in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.
Consumer preferences our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

We are vulnerable to fluctuations in the price and supply of components, packaging materials, and freight.
The prices of the components, packaging materials and freight are subject to fluctuations in price attributable to, among other things, changes in supply and demand of chemicals, raw materials, commodities, and fuel prices. The sales prices to our customers are a delivered price. Therefore, changes in our input costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect our results of operations.

We use significant quantities of chemicals and raw materials, as well as corrugated fiberboard and plastic packaging materials provided by third-party suppliers. We buy from a variety of producers and manufacturers, and alternate sources of supply are generally available. However, the supply and price are subject to market conditions and are influenced by other factors beyond our control. We do not have long-term contracts with many of our suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase our costs and disrupt our operations.

Substantial disruption to production at our manufacturing and distribution facilities could occur.
A disruption in production at our manufacturing facility or at our third-party manufacturing facilities could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease,

strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

Future product recalls or safety concerns could adversely impact our results of operations.
We may be required to recall certain of our products should they be mislabeled, contaminated, spoiled, tampered with or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the consumption or use of any of our products causes injury, illness or death. A product recall or an adverse result in any such litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

The consolidation of retail customers could adversely affect us.
Retail customers, such as supermarkets, warehouse clubs, department stores, and distributors in our major markets, may consolidate, resulting in fewer customers for our business. Consolidation also produces larger retail customers that may seek to leverage their position to improve their profitability by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored products. In addition, larger retailers have the scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own white-label brands. Retail consolidation and increasing retailer power could adversely affect our product sales and results of operations. Retail consolidation also increases the risk that adverse changes in our customers' business operations or financial performance will have a corresponding material and adverse effect on us. For example, if our customers cannot access sufficient funds or financing, then they may delay, decrease, or cancel purchases of our products, or delay or fail to pay us for previous purchases, which could materially and adversely affect our product sales, financial condition, and operating results.

Evolving tax, environmental, consumer product quality and safety or other regulations or failure to comply with existing licensing, labeling, trade, food quality and safety and other regulations and laws could have a material adverse effect on our consolidated financial condition.
Our activities or products, both in and outside of the United States, are subject to regulation by various federal, state, provincial and local laws, regulations and government agencies, including the U.S. Food and Drug Administration, U.S. Federal Trade Commission, the U.S. Departments of Agriculture, Commerce and Labor, as well as similar and other authorities outside of the United States, International Accords and Treaties and others, including voluntary regulation by other bodies. In addition, legal and regulatory systems in emerging and developing markets may be less developed, and less certain. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political, economic or social events. The manufacturing, marketing and distribution of products are subject to governmental regulation that control such matters as consumer product quality and safety, materials, advertising, product or production requirements, labeling, import or export of our

products or components, relations with distributors and retailers, health and safety, the environment, and restrictions on the use of government programs to purchase some of our products. We are also regulated with respect to matters such as licensing requirements, trade and pricing practices, tax, anticorruption standards, advertising and claims, and environmental matters. The need to comply with new, evolving or revised tax, environmental, consumer product quality and safety, labeling or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

Significant additional labeling or warning requirements may inhibit sales of affected products.
Various jurisdictions may seek to adopt significant additional product labeling or warning requirements relating to the content or perceived adverse health consequences of our product(s). If these types of requirements become applicable to our product(s) under current or future environmental or health laws or regulations, they may inhibit sales of such products.

Changes in raw material and manufacturing input prices could adversely affect our business and results of operations.
Because pricing for the majority of our cellulose specialty fibers customers is set annually, we typically have very limited ability to pass along fluctuations in costs to customers after pricing has been established. Raw material costs and energy, such as wood, chemicals, oil and natural gas are a significant operating expense. The cost of raw materials and energy can be volatile and are susceptible to rapid and substantial increases due to factors beyond our control, such as changing economic conditions, political unrest, instability in energy-producing nations, and supply and demand considerations. Price increases and general volatility could adversely affect our business and results of operations.

Failure to develop new products and production technologies or to implement productivity and cost reduction initiatives successfully may harm our competitive position.
We depend significantly on the development of commercially viable new products, product grades and applications, as well as process technologies, free of any legal restrictions. If we are unsuccessful in developing new products, applications and production processes in the future, our competitive position and results of operations may be negatively affected. However, as we invest in new technology, we face the risk of unanticipated operational or commercialization difficulties, including an inability to obtain necessary permits or governmental approvals, the development of competing technologies, failure of facilities or processes to operate in accordance with specifications or expectations, construction delays, cost over-runs, the unavailability of financing, required materials or equipment and various other factors. Likewise, we have undertaken and are continuing to undertake initiatives to improve productivity and performance and to generate cost savings. These initiatives may not be completed or beneficial or the estimated cost savings from such activities may not be realized.

Product liability claims could adversely impact our business and reputation.

Our business exposes us to potential product liability risk, as well as warranty and recall claims that are inherent in the design, manufacture, sale and use of our products. We sell products in industries such as consumer electronics where the impact of product liability risk is high. In the event our products actually or allegedly fail to perform as expected and we are subject to such claims above the amount of insurance coverage, outside the scope of our coverage, or for which we do not have coverage, our results of operations, as well as our reputation, could be adversely affected. Our products may be subject to recall for performance or safety-related issues. Product recalls subject us to harm to our reputation, loss of current and future customers, reduced revenue and product recall costs. Product recall costs are incurred when we, either voluntarily or involuntarily, recall a product through a formal campaign to solicit the return of specific products due to a known or suspected performance issue. Any significant product recalls could have an adverse effect on our business and results of operations.

We may incur additional expenses and delays due to technical problems or other interruptions at our manufacturing facilities.

Disruptions in operations due to technical problems or other interruptions such as floods or fire would adversely affect the manufacturing capacity of our facilities. Such interruptions could cause delays in production and cause us to incur additional expenses such as charges for expedited deliveries for products that are delayed. Additionally, our customers have the ability to cancel purchase orders in the event of any delays in production and may decrease future orders if delays are persistent. Additionally, to the extent that such disruptions do not result from damage to our physical property, these may not be covered by our business interruption insurance. Any such disruptions may adversely affect our business and results of operations.

Any disruption in our information systems could disrupt our operations and would be adverse to our business and results of operations.

We depend on various information systems to support our customers' requirements and to successfully manage our business, including managing orders, supplies, accounting controls and payroll. Any inability to successfully manage the procurement, development, implementation or execution of our information systems and back-up systems, including matters related to system security, reliability, performance and access, as well as any inability of these systems to fulfill their intended purpose within our business, could have an adverse effect on our business and results of operations. Such disruptions may not be covered by our business interruption insurance.

The potential impact of failing to deliver products on time could increase the cost of our products.

In most instances, we guarantee that we will deliver a product by a scheduled date. If we subsequently fail to deliver the product as scheduled, we may be held responsible for cost impacts and/or other damages resulting from any delay. To the extent that these failures to deliver occur, the total damages for which we could be liable could significantly increase the cost of the products; as such, we could experience reduced profits or, in some cases, a loss for that contract. Additionally, failure to deliver products on time could result in damage to customer relationships, the potential loss of customers, and reputational damage which could impair our ability to attract new customers.

Many of our customers do not commit to long-term production schedules, which makes it difficult for us to schedule production accurately and achieve maximum efficiency of our manufacturing capacity.

Many of our customers do not commit to firm production schedules and we continue to experience reduced lead-times in customer orders. Additionally, customers may change production quantities or delay production with little lead-time or advance notice. Therefore, we rely on and plan our production and inventory levels based on our customers' advance orders, commitments or forecasts, as well as our internal assessments and forecasts of customer demand. The variations in volume and timing of sales make it difficult to schedule production and optimize utilization of manufacturing capacity. This uncertainty may require us to increase staffing and incur other expenses in order to meet an unexpected increase in customer demand, potentially placing a significant burden on our resources. Additionally, an inability to respond to such increases may cause customer dissatisfaction, which may negatively affect our customers' relationships.

Further, in order to secure sufficient production scale, we may make capital investments in advance of anticipated customer demand. Such investments may lead to low utilization levels if customer demand forecasts change and we are unable to utilize the additional capacity. Additionally, we order materials and components based on customer forecasts and orders and suppliers may require us to purchase materials and components in minimum quantities that exceed customer requirements, which may have an adverse impact on our results of operations. Such order fluctuations and deferrals may have an adverse effect on our business and results of operations.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

If we fail to maintain or expand our relationships with our suppliers, in some cases single-source suppliers, we may not have adequate access to new or key technology necessary for our products, which may impair our ability to deliver leading-edge products.

In addition to the technologies we develop, our suppliers develop product innovations at our direction that are requested by our customers. Further, we rely heavily on our component suppliers, such as Apple, to provide us with leading-edge components that conform to required specifications or contractual arrangements on time and in accordance with a product roadmap. If we are not able to maintain or expand our relationships with our suppliers or continue to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to deliver leading-edge products in a timely manner may be impaired and we could be required to incur additional research and development expenses. Also, disruption in our supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products, components and services. Similarly, suppliers have operating risks that could impact our business. These risks could create product time delays, inventory and invoicing problems, staging delays, and other operational difficulties.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Our failure to deliver high quality server solutions could damage our reputation and diminish demand for our products, and subject us to liability.

Our customers require our products to perform at a high level, contain valuable features and be extremely reliable. The design of our server solutions is sophisticated and complex, and the process for manufacturing, assembling and testing our server solutions is challenging.

Occasionally, our design or manufacturing processes may fail to deliver products of the quality that our customers require. For example, a vendor may provide us with a defective component that failed under certain heavy use applications. As a result, our product would need to be repaired. The vendor may agree to pay for the costs of the repairs, but we may incur costs in connection with the recall and diverted resources from other projects. New flaws or limitations in our products may be detected in the future. Part of our strategy is to bring new products to market quickly, and first-generation products may have a higher likelihood of containing undetected flaws. If our customers discover defects or other performance problems with our products, our customers' businesses, and our reputation, may be damaged. Customers may elect to delay or withhold payment for defective or underperforming products, request remedial action, terminate contracts for untimely delivery, or elect not to order additional products. If we do not properly address customer concerns about our products, our reputation and relationships with our customers may be harmed. In addition, we may be subject to product liability claims for a defective product. Any of the foregoing could have an adverse effect on our business and results of operations.

Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on our business.
Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.
To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

We currently obtain components from single or limited sources, and are subject to significant supply and pricing risks.
Many components, including those that are available from multiple sources, are at times subject to industry-wide shortages and significant commodity pricing fluctuations. While the Company has entered into agreements for the supply of many components, there can be no assurance that we will be able to extend or renew these agreements on similar terms, or at all. A number of suppliers of components may suffer from poor financial conditions, which can lead to business failure for the supplier or consolidation within a particular industry, further limiting our ability to obtain sufficient quantities of components. The follow-on effects from global economic conditions on our suppliers, also could affect our ability to obtain components. Therefore, we remain subject to significant risks of supply shortages and price increases.

Our products often utilize custom components available from only one source. Continued availability of these components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

The Company depends on the performance of distributors, carriers and other resellers.
The Company distributes its products through wholesalers, national and regional retailers, and value-added resellers, many of whom distribute products from competing manufacturers. The Company also sells its products and third-party products in most of its major markets directly to education, enterprise and government customers, and consumers and small and mid-sized businesses through its online and retail stores.

Many resellers have narrow operating margins and have been adversely affected in the past by weak economic conditions. Some resellers have perceived the expansion of the Company's direct sales as conflicting with their business interests as distributors and resellers of the Company's products. Such a perception could discourage resellers from investing resources in the distribution and sale of the Company's products or lead them to limit or cease distribution of those products. The Company has invested and will continue to invest in programs to enhance reseller sales, including improving product placement displays. These programs could require a substantial investment while providing no assurance of return or incremental revenue. The financial condition of these resellers could weaken, these resellers could stop distributing the

Company's products, or uncertainty regarding demand for the Company's products could cause resellers to reduce their ordering and marketing of the Company's products.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business
Edge Tech Labs is a software and hardware product company that brings state-of-the-art products to distinct market gaps. Entire brands are designed, developed, and delivered and typically encompass two viable revenue streams from both the hardware and the software.

Business Plan
Our business model relies on the continued growth and success of existing brands and products, as well as the creation of new products. We have accomplished our initial goal of launching three brands and are now focusing on expanding those brands before launching new ones. Part of the expansion is the realization of the intended multiple revenue streams per product. For example, DrinkMate has hardware sales, but its Happy Hour Hunter feature offers untapped advertising to a niche, but large, group of individuals in an automated, lean fashion. We utilize our marketing and online presence to win with consumers at the "zero moment of truth" - when they are searching for information about a brand or product. We work collaboratively with our customers to improve the online and in-store presence of our products and win the "first moment of truth" - when a consumer is actively shopping. We must also win the "second moment of truth" - when a consumer uses the product, evaluates how well it met his or her expectations, and decides whether it was a good value. We believe we must continue to provide new, innovative products and branding to the consumer in order to grow our business. Research and product development activities, designed to enable sustained organic growth, carry a high priority. While many of the benefits from these efforts will not be realized until future years, we believe these activities demonstrate our commitment to future growth. We develop and distribute our three brands to serve diverse audiences worldwide. We manage our brands with creativity, expertise, and discipline to produce and distribute entertainment experiences across a wide variety of media platforms and engage consumers in many facets of their lives. With a strategic focus on content, we aim to: * expand, enhance, and evolve our brands worldwide by creating and acquiring popular content and other interactive experiences, building new networks and digital properties, and innovating in other forms of entertainment; * foster a creative, dynamic and diverse corporate culture that reflects the diverse audiences we serve and strengthens our position as a leader in entertainment for consumers around the world; * deepen our connection with audiences by investing wisely in content that fits our core businesses and brand portfolios and resonates with targeted audiences; * continue to develop and refine innovative ways to distribute our content; * fuel organic growth by developing products with local, regional, and multinational appeal; * limit the impact of intellectual property theft by providing compelling, legitimate offerings, as well as through technology solutions, communications, legal enforcement, and other activities; * drive efficiencies, execute strategies, and maintain a strong financial position through operational discipline; and * generate significant long-term value for our stockholders.

History of the Business
The Company's Products and/or Services

Product / Service	Description	Current Market
Fret Zealot	LED accessory for fretted instruments (e.g. guitars) that shows players exactly where to put their fingers.	Fretted instrument accessories, digital services (mobile applications), retail sales.
DrinkMate	A living map of local food and drink deals + optional miniature breathalyzer for Android and iOS devices.	Digital services (advertising tool to connect establishments with their target audiences), big data, retail sales, wearables/health analysis.
VineTracks	Subscription-based wireless sensors for vineyards and grape farms with an intuitive web dashboard for analysis.	Sensor hardware, big data.

We are constantly researching and developing new variations of our products that may appeal to our customers. A new version of the DrinkMate breathalyzer is in development for 2019. We expect to launch a new version of Fret Zealot designed for bass guitars by the end of 2018 and anticipate a version for ukuleles in 2018 as well. We are also developing additional sensors on the 4 expansion ports on each sensor node in VineTracks, which we hope to offer in 2019.

Our products have sold to customers in more than 110 countries and territories around the world primarily through third party distributors, mass merchandisers, e-commerce, and high-frequency stores. DrinkMate laid the framework for our global distribution network, which Fret Zealot also utilizes. VineTracks is using independent sales representatives found through the same network to solicit vineyards and grape farms on a country/regional basis. In the USA, we have a full-time sales director who manages domestic accounts and sales representatives.

Competition
The Company's primary competitors for Fret Zealot are FretX and Fret Light. VineTracks has no other subscription-based hardware competitors at this time, but there are many singular weather station companies. DrinkMate could be considered a type of niche competitor to Yelp (for reviews mentioning happy hour specials), and the hardware competes with BACtrack (stand-alone devices).

Each of our products faces a unique and developing marketplace and competition. However, our years of experience has helped us understand the marketplace and our customer. By developing new versions of our products, developing new marketing campaigns, and maintaining constant communication and support, we have adopted a system that our customer responds well to. Fret Zealot maintains a low price point, adaptability to all full-size guitars, and an international market potential for smaller versions. VineTracks also has a low price point due to a subscription-based model that provides the hardware for free. DrinkMate utilizes a feature called

"Happy Hour Hunter" that leverages an already existing database of 12,000+ users. The hardware for DrinkMate (i.e. the breathalyzer) is half the size and half the cost of its nearest competitor, does not require a mouthpiece, and is powered by the customer's mobile device.

Supply Chain and Customer Base

Raw materials essential to our hardware are purchased worldwide in the ordinary course of business from numerous suppliers. In general, these materials are available from multiple sources. In 2016, we had only one sole-source supplier: Apple. They encountered an unacceptable supply chain failure with their Lightning connectors, which led to us planning an end date for DrinkMate hardware production and establishing a plan for a new wireless version in 2018 that did not have any sole suppliers for components. We have successfully secured the materials necessary to meet our requirements where there have been short-term imbalances between supply and demand, but generally at higher prices than those historically paid. Lead times are the biggest challenge, but currently, none of our products (DrinkMate, Fret Zealot, or VineTracks sensor platforms) are using any components that have significant lead times and are in fact much shorter than our competitor's products. Some of our largest and most important suppliers and distributors include Arrow Electronics (we are a member of their incubator program and get special prices and sales representatives) and Microchip (who we also have a close relationship with, mostly because they love our products and have written about them on their social media channels several times). For other components, we utilize a manufacturing representative, TAO Innovations (a.k.a. HomePro), who has a vested investment interest in Edge Tech Labs, to obtain special pricing direct from the factories of those components.

Fret Zealot and DrinkMate are primarily B2C products while VineTracks is a B2B enterprise product. We strive to have a 50% domestic / 50% international ratio of sales for all products. We utilized Google Analytics for specific data related to each website purchase of our product as well as a Google Analytics integration into the mobile application portion of our products. Fret Zealot: ages 15 - 45, 70% male / 30% female, Musicians, Aspiring Musicians, Mobile Device Users. VineTracks: Vineyard owners and consultants, Grape farms, Distilleries, Alcohol product producers. DrinkMate: ages 21 - 35, 70% male / 30% female, Post-college, Health Conscious, Wearables

Intellectual Property
Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
15138131	PORTABLE BREATHALYZER DEVICE	This patent covers the hardware design of DrinkMate as well as its data link to mobile devices. It is quite future-proofed to cover all future versions of DrinkMate hardware with no or minimal updates or continuations needing to be filed.	April 24, 2015		USA
62487737	FRET ZEPPELIN	This patent covers the hardware design of Fret Zealot (formerly Fret Zeppelin) as well as its data link to mobile devices. It is quite future-proofed to cover all future versions of Fret Zealot	April 20, 2017		USA

		hardware with no or minimal updates or continuations needing to be filed.			

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
5160309	IC 009. US 021 023 026 036 038. G & S	DrinkMate	July 29, 2016	March 14, 2017	USA
4785754	IC 009. US 021 023 026 036 038. G & S	DRINKMATE (logo)	December 15, 2014	August 4, 2015	USA
87558925	IC 009. US 021 023 026 036 038. G & S	FRET ZEALOT	August 7, 2017		USA
87388363	IC 009. US 021 023 026 036 038. G & S	Fret Zeppelin (to be abandoned)	March 28, 2017		USA
87388405	IC 009. US 021 023 026 036 038. G & S	Fret Zepp (to be abandoned)	March 28, 2017		USA
87529966	IC 009. US 021 023 026 036 038. G & S	Happy Hour Hunter	July 16, 2017		USA
87530037	IC 009. US 021 023 026 036 038. G & S	Happy Hour Hunter (logo)	July 16, 2017		USA

All other intellectual property is contained as trade secrets.

Governmental/Regulatory Approval and Compliance
The Company is dependent on the following regulatory approvals:

Line of Business	Government Agency	Type of Approval	Application Date	Grant Date
DrinkMate	FDA	510(k) exemption	January 15, 2016	January 15, 2016

DrinkMate is technically considered a toxicology device, which is regulated by the USA Food & Drug Administration (FDA). There is no FDA approval required for DrinkMate, but the FDA requires that DrinkMate still be registered so that upon importation they know that is is 510(k) exempt. There is no negative effect other than needing to register the brand with the FDA each year.

Litigation
None

Other
The Company's principal address is 2221 South Clark Street, Floor 12, Arlington, VA 22202

The Company has the following additional addresses: 4141 N Henderson Rd Suite 7 Arlington, VA 22203

The Company has the following subsidiaries:

Name	Entity Type	Location of Formation	Date of Formation	% Owned by Company
Edge Tango, LLC	Limited Liability Company	Virginia	April 28, 2017	50.0%

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Officers
The officers of the Company are listed below in the Employees section along with all positions and offices held at the Company and their principal occupation and employment responsibilities.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Virginia law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 4 employees, excluding subcontractors and contractor agreements.

The Company has the following employment/labor agreements in place:

Employee	Description	Effective Date	Termination Date
Christopher Proctor (Sales Director)	Employment Contract. Salary + 0.5% equity vesting over 3 years	April 14, 2017	-
Shaun Masavage	See Operating Agreement	September 26, 2016	-
John Tolly	See Operating Agreement	September 26, 2016	-
Brandon Borko	See Operating Agreement	September 26, 2016	-

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Convertible Notes
Amount outstanding	307,500
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	None

Type of security	Convertible Notes
Amount outstanding	$250,000
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	None

Securities issued pursuant to Regulation CF:

Type of security	Units of SAFE (Simple Agreement for Future Equity)
Amount outstanding	$82,371
Voting Rights	None
Anti-Dilution Rights	None

The Company has the following debt outstanding:

Type of debt	Founder Capital Contribution
Name of creditor	Shaun Masavage
Amount outstanding	$25,000.00
Interest rate and payment schedule	0% interest rate, infinite term
Amortization schedule	none
Describe any collateral or security	none
Maturity date	none
Other material terms	The terms are simply to have the debt repaid at a time when it is thoroughly fiscally responsible and possible for the company to do so

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Convertible Notes	307,500	$307,500.00	Expansion of manufacturing capabilities, inventory, marketing, research & development, office space	December 3, 2015	Rule 506(b)
Convertible Notes	250,000	$250,000.00	Expansion of manufacturing capabilities, inventory, marketing, research & development, office space	July 28, 2017	Rule 506(b)
Units of SAFE (Simple Agreement for Future Equity)	82,371	$82,371	Expansion of manufacturing capabilities, inventory, marketing, research & development, office space	September 8, 2017	Regulation CF

Ownership

A majority of the Company is owned by a few individual people. Those individual people are the founders listed as follows: Shaun Masavage, John Tolly, and Brandon Borko.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Shaun Masavage	54.5%
John Tolly	21.7%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Each of our products has multiple revenue streams, but in our early stage, we generate substantially all of our revenue from physical sales. For the year ended December 31, 2015, we recorded revenue of $138,587, and a net income loss of $228,081. For the year ended December 31, 2016, we recorded revenue of $339,964, and net income loss of $130,433. The reason behind these first two years of losses is the tremendous efforts that went into establishing our global product distribution network and establishing initial product pipelines, the majority of which has now been completed. Our primary expenses are product manufacturing expenses and have increased over the year due to increased production quantities.

The Company intends to achieve and maintain profitability in the next 12 months through the launch of our Fret Zealot product. This product is immensely popular and will likely bring our company to break-even itself by end of year 2017 due to holiday sales. Over the following years, DrinkMate and VineTracks recurring revenue will add to the profitability of Edge Tech Labs. Additional product features (with separate revenue sources) will be launched to expand the profitability of each brand.

Liquidity and Capital Resources

On September 8th, 2017 the Company conducted an offering pursuant to Regulation CF and raised $82,371.

The Company has the following sources of capital in addition to the proceeds from the Regulation CF Offering:

$25,000 capital contribution from CEO & Founder, Shaun Masavage. $557,000 previously raised capital in the form of convertible notes.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

The Company's manufacturing terms require less than 30% down payment in order to start production runs. Additionally, the Company maintains a line of credit up to $25,000 with the potential for increases with its primary software development firm. These agreements are beneficial to the Company's financial condition.

Material Changes and Other Information
Trends and Uncertainties

The financial statements are an important part of this Form C-AR/A and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Loans

Related Person/Entity	Ray Masavage
Relationship to the Company	Father of Shaun Masavage, CEO.
Total amount of money involved	$15,000.00
Benefits or compensation received by related person	None
Benefits or compensation received by Company	N/A
Description of the transaction	Personal loan from Ray Masavage, father of Shaun Masavage, to finance inventory

	production prior to receiving accounts receivable funds. The loan terms included zero interest and infinite term. This occurred in 2015 and has been paid back in full.
Related Person/Entity	Ray Masavage
Relationship to the Company	Father of Shaun Masavage
Total amount of money involved	$14,000.00
Benefits or compensation received by related person	4% one-time fee on loaned amount
Benefits or compensation received by Company	N/A
Description of the transaction	Personal loan from Ray Masavage, father of Shaun Masavage, to finance inventory production prior to receiving accounts receivable funds. The loan terms included a one time 4% fee, zero interest, and an infinite term. This occurred in 2015 and has been paid back in full.
Related Person/Entity	Bruce Borko
Relationship to the Company	Father of Brandon Borko
Total amount of money involved	$35,000.00
Benefits or compensation received by related person	2% one-time finance charge/fee and a 5% APR after two (2) months from effective date.
Benefits or compensation received by Company	N/A
Description of the transaction	Personal loan from Bruce Borko, father of Brandon Borko, to finance inventory production prior to receiving accounts receivable funds. This occurred in 2016 and has been paid back in full.

Securities

Related Person/Entity	Amy & George Wilson
Relationship to the Company	Mother & Step-Father of Shaun Masavage
Total amount of money involved	$4,500.00
Benefits or compensation received by related person	No special benefits. Their investment is the same as the Seed Round 1 convertible note document terms.
Benefits or compensation received by Company	N/A
Description of the transaction	Investment as part of Seed Round 1

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders:

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

(Signature)

Shaun Masavage
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR/A has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS
Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

See 2017 Tax Return Filing for Edge Tech Labs, LLC



Stitely & Karstetter
Certified Public Accountants and Business Advisors

March 13, 2018

Edge Tech Labs, LLC
2221 S Clark Street Fl 11
Arlington, VA 22202

Edge Tech Labs, LLC:

Enclosed are your 2017 partnership tax returns, as follows…

2017 U.S. Return of Partnership Income

2017 Virginia Return of Partnership Income

Your copy should be retained for your files.

Very truly yours,

Frank Stitely



Stitely & Karstetter
Certified Public Accountants and Business Advisors

March 13, 2018

Edge Tech Labs, LLC
2221 S Clark Street Fl 11
Arlington, VA 22202

Edge Tech Labs, LLC:

We have prepared and enclosed your 2017 Limited Liability Company returns for the year ended December 31, 2017.

This return has been prepared for electronic filing. If you wish to have it transmitted electronically to the IRS, please sign, date, and return Form 8879-PE to our office. We will then submit your electronic return to the IRS. Do not mail the paper copy of the return to the IRS.

No payment is required with this return when filed.

The Virginia Form 502 return has been prepared for electronic filing. If you wish to have it transmitted electronically to the VADOT, please sign, date and return VA-8879P to our office. We will then submit the electronic return to the VADOT. Do not mail a paper copy of the return to the VADOT.

No payment is required with this return when filed.

Attached are Schedules K-1 for all members indicating their share of income, deductions and credits to be reported on their respective tax returns. These schedules should be immediately forwarded to each of the members.

Copies of the returns are enclosed for your files. We suggest that you retain these copies indefinitely.

Very truly yours,

Frank Stitely

Frank Stitely

2017 TAX RETURN FILING INSTRUCTIONS
U.S. RETURN OF PARTNERSHIP INCOME

FOR THE YEAR ENDING
December 31, 2017

Prepared For:

Edge Tech Labs, LLC
2221 S Clark Street Fl 11
Arlington, VA 22202

Prepared By:

Stitely and Karstetter, PLLC
14016-D Sullyfield Circle
Chantilly, VA 20151

To Be Signed and Dated By:

A member manager of the LLC

Amount of Tax:

Not applicable

Mail Tax Return To:

This return has been prepared for electronic filing. To have it transmitted electronically to the IRS, please sign, date, and return Form 8879-PE to our office. We will then submit your electronic return.

Forms to be Distributed to Partners:

Enclosed are copies of Schedule K-1 to be distributed to the members.

Return Must be Mailed On or Before:

Not applicable

Special Instructions:

Do not mail the paper copy of the return to the IRS.

Form **8879-PE**

Department of the Treasury
Internal Revenue Service

IRS e-file Signature Authorization for Form 1065

▶ **Return completed Form 8879-PE to your ERO. (Don't send to the IRS.)**

▶ **Go to www.irs.gov/Form8879PE for the latest information.**

For calendar year 2017, or tax year beginning , 2017, ending ,20 .

OMB No. 1545-0123

2017

Name of partnership: EDGE TECH LABS, LLC

Employer identification number: 46-3439676

Part I Tax Return Information (Whole dollars only)

1	Gross receipts or sales less returns and allowances (Form 1065, line 1c)	1	526,524.
2	Gross profit (Form 1065, line 3)	2	47,333.
3	Ordinary business income (loss) (Form 1065, line 22)	3	-296,215.
4	Net rental real estate income (loss) (Form 1065, Schedule K, line 2)	4	
5	Other net rental income (loss) (Form 1065, Schedule K, line 3c)	5	

Part II Declaration and Signature Authorization of Partner or Member (Be sure to get a copy of the partnership's return)

Under penalties of perjury, I declare that I am a partner or member of the above partnership and that I have examined a copy of the partnership's 2017 electronic return of partnership income and accompanying schedules and statements and to the best of my knowledge and belief, it is true, correct, and complete. I further declare that the amounts in Part I above are the amounts shown on the copy of the partnership's electronic return of partnership income. I consent to allow my electronic return originator (ERO), transmitter, or intermediate service provider to send the partnership's return to the IRS and to receive from the IRS **(a)** an acknowledgement of receipt or reason for rejection of the transmission and **(b)** the reason for any delay in processing the return. I have selected a personal identification number (PIN) as my signature for the partnership's electronic return of partnership income.

Partner or Member's PIN: check one box only

[X] I authorize STITELY & KARSTETTER, CPAS (**ERO firm name**) to enter my PIN 22202 (**Don't enter all zeros**) as my signature on the partnership's 2017 electronically filed return of partnership income.

[ ] As a partner or member of the partnership, I will enter my PIN as my signature on the partnership's 2017 electronically filed return of partnership income.

Partner or member's signature ▶

Title ▶ PARTNER Date ▶

Part III Certification and Authentication

ERO's EFIN/PIN. Enter your six-digit EFIN followed by your five-digit self-selected PIN. [redacted]

Don't enter all zeros

I certify that the above numeric entry is my PIN, which is my signature on the 2017 electronically filed return of partnership income for the partnership indicated above. I confirm that I am submitting this return in accordance with the requirements of **Pub. 3112**, IRS *e-file* Application and Participation, and **Pub. 4163**, Modernized e-File (MeF) Information for Authorized IRS *e-file* Providers for Business Returns.

ERO's signature ▶ STITELY & KARSTETTER, CPAS Date ▶ 03/13/18

ERO Must Retain This Form - See Instructions
Don't Submit This Form to the IRS Unless Requested To Do So

For Paperwork Reduction Act Notice, see instructions. Form **8879-PE** (2017)

LHA

721031 11-16-17

09380313 252122 EDGETECH 2017.03000 EDGE TECH LABS, LLC EDGETEC1

Form **1065**	**U.S. Return of Partnership Income**	OMB No. 1545-0123
Department of the Treasury Internal Revenue Service	For calendar year 2017, or tax year beginning _____ , _____ , ending _____ , _____ .	**2017**

A Principal business activity
SALES

B Principal product or service
TECHNOLOGY

C Business code number
454390

Type or Print

Name of partnership
EDGE TECH LABS, LLC

Number, street, and room or suite no. If a P.O. box, see the instructions.
2221 S CLARK STREET FL 11

City or town, state or province, country, and ZIP or foreign postal code
ARLINGTON   VA 22202

D Employer identification number
46-3439676

E Date business started
01/01/2015

F Total assets
$ **115,362.**

G Check applicable boxes: **(1)** ☐ Initial return **(2)** ☐ Final return **(3)** ☐ Name change **(4)** ☐ Address change **(5)** ☐ Amended return
(6) ☐ Technical termination - also check (1) or (2)

H Check accounting method: **(1)** ☒ Cash **(2)** ☐ Accrual **(3)** ☐ Other (specify) ▶ _____

I Number of Schedules K-1. Attach one for each person who was a partner at any time during the tax year ▶ **5**

J Check if Schedules C and M-3 are attached .... ☐

Caution. *Include only trade or business income and expenses on lines 1a through 22 below. See the instructions for more information.*

Income

1 a Gross receipts or sales	1a	528,921.	
b Returns and allowances	1b	2,397.	
c Balance. Subtract line 1b from line 1a		1c	526,524.
2 Cost of goods sold (attach Form 1125-A)		2	479,191.
3 Gross profit. Subtract line 2 from line 1c		3	47,333.
4 Ordinary income (loss) from other partnerships, estates, and trusts (attach statement)		4	
5 Net farm profit (loss) (attach Schedule F (Form 1040))		5	
6 Net gain (loss) from Form 4797, Part II, line 17 (attach Form 4797)		6	
7 Other income (loss) (attach statement)		7	
8 **Total income (loss).** Combine lines 3 through 7		8	47,333.

Deductions (see the instructions for limitations)

9 Salaries and wages (other than to partners) (less employment credits)		9	54,231.
10 Guaranteed payments to partners		10	108,291.
11 Repairs and maintenance		11	
12 Bad debts		12	
13 Rent		13	39,925.
14 Taxes and licenses SEE STATEMENT 1		14	4,649.
15 Interest		15	
16 a Depreciation (if required, attach Form 4562)	16a	1,107.	
b Less depreciation reported on Form 1125-A and elsewhere on return	16b		16c	1,107.
17 Depletion **(Do not deduct oil and gas depletion.)**		17	
18 Retirement plans, etc.		18	
19 Employee benefit programs		19	
20 Other deductions (attach statement) SEE STATEMENT 2		20	135,345.
21 **Total deductions.** Add the amounts shown in the far right column for lines 9 through 20		21	343,548.
22 **Ordinary business income (loss).** Subtract line 21 from line 8		22	-296,215.

Sign Here

Under penalties of perjury, I declare that I have examined this return, including accompanying schedules and statements, and to the best of my knowledge and belief, it is true, correct, and complete. Declaration of preparer (other than partner or limited liability company member) is based on all information of which preparer has any knowledge.

▶ Signature of partner or limited liability company member   ▶ Date

May the IRS discuss this return with the preparer shown below (see instr.)? ☒ Yes ☐ No

Paid Preparer Use Only

Print/Type preparer's name	Preparer's signature	Date	Check ☐ if self-employed	PTIN
FRANK STITELY		03/13/18		▬▬

Firm's name ▶ **STITELY AND KARSTETTER, PLLC**   Firm's EIN ▶ ▬▬

Firm's address ▶ **14016-D SULLYFIELD CIRCLE**
CHANTILLY, VA 20151   Phone no. ▬▬

LHA For Paperwork Reduction Act Notice, see separate instructions.   Form **1065** (2017)

Schedule B Other Information

		Yes	No
1	What type of entity is filing this return? Check the applicable box: a ☐ Domestic general partnership b ☐ Domestic limited partnership c ☒ Domestic limited liability company d ☐ Domestic limited liability partnership e ☐ Foreign partnership f ☐ Other ▶		
2	At any time during the tax year, was any partner in the partnership a disregarded entity, a partnership (including an entity treated as a partnership), a trust, an S corporation, an estate (other than an estate of a deceased partner), or a nominee or similar person?		X
3	At the end of the tax year:		
a	Did any foreign or domestic corporation, partnership (including any entity treated as a partnership), trust, or tax-exempt organization, or any foreign government own, directly or indirectly, an interest of 50% or more in the profit, loss, or capital of the partnership? For rules of constructive ownership, see instructions. If "Yes," attach Schedule B-1, Information on Partners Owning 50% or More of the Partnership		X
b	Did any individual or estate own, directly or indirectly, an interest of 50% or more in the profit, loss, or capital of the partnership? For rules of constructive ownership, see instructions. If "Yes," attach Schedule B-1, Information on Partners Owning 50% or More of the Partnership	X	
4	At the end of the tax year, did the partnership:		
a	Own directly 20% or more, or own, directly or indirectly, 50% or more of the total voting power of all classes of stock entitled to vote of any foreign or domestic corporation? For rules of constructive ownership, see instructions. If "Yes," complete (i) through (iv) below		X

(i) Name of Corporation	(ii) Employer Identification Number (if any)	(iii) Country of Incorporation	(iv) Percentage Owned in Voting Stock

		Yes	No
b	Own directly an interest of 20% or more, or own, directly or indirectly, an interest of 50% or more in the profit, loss, or capital in any foreign or domestic partnership (including an entity treated as a partnership) or in the beneficial interest of a trust? For rules of constructive ownership, see instructions. If "Yes," complete (i) through (v) below		X

(i) Name of Entity	(ii) Employer Identification Number (if any)	(iii) Type of Entity	(iv) Country of Organization	(v) Maximum Percentage Owned in Profit, Loss, or Capital

		Yes	No
5	Did the partnership file Form 8893, Election of Partnership Level Tax Treatment, or an election statement under section 6231(a)(1)(B)(ii) for partnership-level tax treatment, that is in effect for this tax year? See Form 8893 for more details		X
6	Does the partnership satisfy **all four** of the following conditions?		
a	The partnership's total receipts for the tax year were less than $250,000.		
b	The partnership's total assets at the end of the tax year were less than $ 1 million.		
c	Schedules K-1 are filed with the return and furnished to the partners on or before the due date (including extensions) for the partnership return.		
d	The partnership is not filing and is not required to file Schedule M-3		X
	If "Yes," the partnership is not required to complete Schedules L, M-1, and M-2; Item F on page 1 of Form 1065; or Item L on Schedule K-1.		
7	Is this partnership a publicly traded partnership as defined in section 469(k)(2)?		X
8	During the tax year, did the partnership have any debt that was cancelled, was forgiven, or had the terms modified so as to reduce the principal amount of the debt?		X
9	Has this partnership filed, or is it required to file, Form 8918, Material Advisor Disclosure Statement, to provide information on any reportable transaction?		X
10	At any time during calendar year 2017, did the partnership have an interest in or a signature or other authority over a financial account in a foreign country (such as a bank account, securities account, or other financial account)? See the instructions for exceptions and filing requirements for FinCEN Form 114, Report of Foreign Bank and Financial Accounts (FBAR). If "Yes," enter the name of the foreign country. ▶		X

Form **1065** (2017)

| Schedule B | Other Information *(continued)* |

		Yes	No
11	At any time during the tax year, did the partnership receive a distribution from, or was it the grantor of, or transferor to, a foreign trust? If "Yes," the partnership may have to file Form 3520, Annual Return To Report Transactions With Foreign Trusts and Receipt of Certain Foreign Gifts. See instructions		X
12a	Is the partnership making, or had it previously made (and not revoked), a section 754 election?		X
	See instructions for details regarding a section 754 election.		
b	Did the partnership make for this tax year an optional basis adjustment under section 743(b) or 734(b)? If "Yes," attach a statement showing the computation and allocation of the basis adjustment. See instructions		X
c	Is the partnership required to adjust the basis of partnership assets under section 743(b) or 734(b) because of a substantial built-in loss (as defined under section 743(d)) or substantial basis reduction (as defined under section 734(d))? If "Yes," attach a statement showing the computation and allocation of the basis adjustment. See instructions		X
13	Check this box if, during the current or prior tax year, the partnership distributed any property received in a like-kind exchange or contributed such property to another entity (other than disregarded entities wholly owned by the partnership throughout the tax year) ▶ ☐		
14	At any time during the tax year, did the partnership distribute to any partner a tenancy-in-common or other undivided interest in partnership property?		X
15	If the partnership is required to file Form 8858, Information Return of U.S. Persons With Respect To Foreign Disregarded Entities, enter the number of Forms 8858 attached. See instructions ▶		
16	Does the partnership have any foreign partners? If "Yes," enter the number of Forms 8805, Foreign Partner's Information Statement of Section 1446 Withholding Tax, filed for this partnership. ▶		X
17	Enter the number of Forms 8865, Return of U.S. Persons With Respect to Certain Foreign Partnerships, attached to this return. ▶		
18a	Did you make any payments in 2017 that would require you to file Form(s) 1099? See instructions	X	
b	If "Yes," did you or will you file required Form(s) 1099?	X	
19	Enter the number of Form(s) 5471, Information Return of U.S. Persons With Respect To Certain Foreign Corporations, attached to this return. ▶		
20	Enter the number of partners that are foreign governments under section 892. ▶		
21	During the partnership's tax year, did the partnership make any payments that would require it to file Form 1042 and 1042-S under chapter 3 (sections 1441 through 1464) or chapter 4 (sections 1471 through 1474)?		X
22	Was the partnership a specified domestic entity required to file Form 8938 for the tax year (See the Instructions for Form 8938)?		X

Designation of Tax Matters Partner (see instructions)

Enter below the general partner or member-manager designated as the tax matters partner (TMP) for the tax year of this return:

Name of designated TMP ▶	SHAUN MASAVAGE	Identifying number of TMP ▶	▇▇▇▇▇▇
If the TMP is an entity, name of TMP representative ▶		Phone number of TMP ▶	
Address of designated TMP ▶	2221 S CLARK STREET ARLINGTON, VA 22202		

Form **1065** (2017)

Schedule K	Partners' Distributive Share Items			Total amount

Income (Loss)

1	Ordinary business income (loss) (page 1, line 22)	1	-296,215.
2	Net rental real estate income (loss) (attach Form 8825)	2	
3 a	Other gross rental income (loss) ... 3a		
b	Expenses from other rental activities (attach statement) ... 3b		
c	Other net rental income (loss). Subtract line 3b from line 3a	3c	
4	Guaranteed payments	4	108,291.
5	Interest income	5	
6	Dividends: a Ordinary dividends	6a	
	b Qualified dividends ... 6b		
7	Royalties	7	
8	Net short-term capital gain (loss) (attach Schedule D (Form 1065))	8	
9 a	Net long-term capital gain (loss) (attach Schedule D (Form 1065))	9a	
b	Collectibles (28%) gain (loss) ... 9b		
c	Unrecaptured section 1250 gain (attach statement) ... 9c		
10	Net section 1231 gain (loss) (attach Form 4797)	10	
11	Other income (loss) (see instructions) Type ▶	11	

Deductions

12	Section 179 deduction (attach Form 4562)	12	
13 a	Contributions	13a	
b	Investment interest expense	13b	
c	Section 59(e)(2) expenditures: (1) Type ▶ ___ (2) Amount ▶	13c(2)	
d	Other deductions (see instructions) Type ▶	13d	

Self-Employment

14 a	Net earnings (loss) from self-employment	14a	-59,173.
b	Gross farming or fishing income	14b	
c	Gross nonfarm income	14c	26,759.

Credits

15 a	Low-income housing credit (section 42(j)(5))	15a	
b	Low-income housing credit (other)	15b	
c	Qualified rehabilitation expenditures (rental real estate) (attach Form 3468, if applicable)	15c	
d	Other rental real estate credits (see instructions) Type ▶	15d	
e	Other rental credits (see instructions) Type ▶	15e	
f	Other credits (see instructions) Type ▶	15f	

Foreign Transactions

16 a	Name of country or U.S. possession ▶		
b	Gross income from all sources	16b	
c	Gross income sourced at partner level	16c	
	Foreign gross income sourced at partnership level		
d	Passive category ▶ ___ e General category ▶ ___ f Other ▶	16f	
	Deductions allocated and apportioned at partner level		
g	Interest expense ▶ ___ h Other ▶	16h	
	Deductions allocated and apportioned at partnership level to foreign source income		
i	Passive category ▶ ___ j General category ▶ ___ k Other ▶	16k	
l	Total foreign taxes (check one): ▶ Paid ☐ Accrued ☐	16l	
m	Reduction in taxes available for credit (attach statement)	16m	
n	Other foreign tax information (attach statement)		

Alternative Minimum Tax (AMT) Items

17 a	Post-1986 depreciation adjustment	17a	155.
b	Adjusted gain or loss	17b	
c	Depletion (other than oil and gas)	17c	
d	Oil, gas, and geothermal properties - gross income	17d	
e	Oil, gas, and geothermal properties - deductions	17e	
f	Other AMT items (attach statement)	17f	

Other Information

18 a	Tax-exempt interest income	18a	
b	Other tax-exempt income	18b	
c	Nondeductible expenses SEE STATEMENT 3	18c	97.
19 a	Distributions of cash and marketable securities	19a	
b	Distributions of other property	19b	
20 a	Investment income	20a	
b	Investment expenses	20b	
c	Other items and amounts (attach statement)		

Form **1065** (2017)

711041 12-15-17

4

Analysis of Net Income (Loss)

1 Net income (loss). Combine Schedule K, lines 1 through 11. From the result, subtract the sum of Schedule K, lines 12 through 13d, and 16l					1	-187,924.
2 Analysis by partner type:	(i) Corporate	(ii) Individual (active)	(iii) Individual (passive)	(iv) Partnership	(v) Exempt Organization	(vi) Nominee/Other
a General partners						
b Limited partners			-187,924.			

Schedule L Balance Sheets per Books

Assets	Beginning of tax year (a)	(b)	End of tax year (c)	(d)
1 Cash		99,330.		34,313.
2a Trade notes and accounts receivable				
b Less allowance for bad debts				
3 Inventories		42,000.		40,800.
4 U.S. government obligations				
5 Tax-exempt securities				
6 Other current assets (attach statement)				
7a Loans to partners (or persons related to partners)				
b Mortgage and real estate loans				
8 Other investments (attach statement)				
9a Buildings and other depreciable assets	6,332.		6,332.	
b Less accumulated depreciation	1,777.	4,555.	2,884.	3,448.
10a Depletable assets				
b Less accumulated depletion				
11 Land (net of any amortization)				
12a Intangible assets (amortizable only)	64,942.		64,942.	
b Less accumulated amortization	15,153.	49,789.	28,141.	36,801.
13 Other assets (attach statement)				
14 Total assets		195,674.		115,362.
Liabilities and Capital				
15 Accounts payable				
16 Mortgages, notes, bonds payable in less than 1 year				
17 Other current liabilities (attach statement)				
18 All nonrecourse loans				
19a Loans from partners (or persons related to partners)				
b Mortgages, notes, bonds payable in 1 year or more				
20 Other liabilities (attach statement)	STATEMENT 4	517,500.		733,500.
21 Partners' capital accounts		-321,826.		-618,138.
22 Total liabilities and capital		195,674.		115,362.

Schedule M-1 Reconciliation of Income (Loss) per Books With Income (Loss) per Return

Note. The partnership may be required to file Schedule M-3 (see instructions).

1 Net income (loss) per books	-296,312.	6 Income recorded on books this year not included on Schedule K, lines 1 through 11 (itemize):	
2 Income included on Schedule K, lines 1, 2, 3c, 5, 6a, 7, 8, 9a, 10, and 11, not recorded on books this year (itemize):		a Tax-exempt interest $	
3 Guaranteed payments (other than health insurance)	108,291.	7 Deductions included on Schedule K, lines 1 through 13d, and 16l, not charged against book income this year (itemize):	
4 Expenses recorded on books this year not included on Schedule K, lines 1 through 13d, and 16l (itemize):		a Depreciation $	
a Depreciation $		8 Add lines 6 and 7	
b Travel and entertainment $ 97.	97.	9 Income (loss) (Analysis of Net Income (Loss), line 1). Subtract line 8 from line 5	
5 Add lines 1 through 4	-187,924.		-187,924.

Schedule M-2 Analysis of Partners' Capital Accounts

1 Balance at beginning of year	-321,826.	6 Distributions: a Cash	
2 Capital contributed: a Cash		b Property	
b Property		7 Other decreases (itemize):	
3 Net income (loss) per books	-296,312.		
4 Other increases (itemize):		8 Add lines 6 and 7	
5 Add lines 1 through 4	-618,138.	9 Balance at end of year. Subtract line 8 from line 5	-618,138.

09380313 252122 EDGETECH 2017.03000 EDGE TECH LABS, LLC EDGETEC1

Form **1125-A** (Rev. October 2016) Department of the Treasury Internal Revenue Service

Cost of Goods Sold

▶ Attach to Form 1120, 1120-C, 1120-F, 1120S, 1065, or 1065-B.

▶ Information about Form 1125-A and its instructions is at www.irs.gov/form1125a.

OMB No. 1545-0123

Name	Employer Identification number
EDGE TECH LABS, LLC	46-3439676

1	Inventory at beginning of year	1	42,000.
2	Purchases	2	262,986.
3	Cost of labor	3	
4	Additional section 263A costs (attach schedule)	4	
5	Other costs (attach schedule) SEE STATEMENT 6	5	215,005.
6	**Total.** Add lines 1 through 5	6	519,991.
7	Inventory at end of year	7	40,800.
8	**Cost of goods sold.** Subtract line 7 from line 6. Enter here and on Form 1120, page 1, line 2 or the appropriate line of your tax return. See instructions	8	479,191.

9 a Check all methods used for valuing closing inventory:

(i) [X] Cost

(ii) [ ] Lower of cost or market

(iii) [ ] Other (Specify method used and attach explanation) ▶

b Check if there was a writedown of subnormal goods ▶ [ ]

c Check if the LIFO inventory method was adopted this tax year for any goods (if checked, attach Form 970) ▶ [ ]

d If the LIFO inventory method was used for this tax year, enter amount of closing inventory computed under LIFO **9d**

e If property is produced or acquired for resale, do the rules of Section 263A apply to the entity? See instructions [ ] Yes [X] No

f Was there any change in determining quantities, cost, or valuations between opening and closing inventory? If "Yes," attach explanation. [ ] Yes [X] No

SCHEDULE B-1 (Form 1065)
(Rev. September 2017)
Department of the Treasury
Internal Revenue Service

Information on Partners Owning 50% or More of the Partnership

▶ Attach to Form 1065.
▶ Go to www.irs.gov/Form1065 for the latest information.

OMB No. 1545-0123

Name of partnership: EDGE TECH LABS, LLC

Employer identification number: 46-3439676

Part I **Entities Owning 50% or More of the Partnership** (Form 1065, Schedule B, Question 3a)

Complete columns (i) through (v) below for any foreign or domestic corporation, partnership (including any entity treated as a partnership), trust, tax-exempt organization, or any foreign government that owns, directly or indirectly, an interest of 50% or more in the profit, loss, or capital of the partnership (see instructions).

(i) Name of Entity	(ii) Employer Identification Number (if any)	(iii) Type of Entity	(iv) Country of Organization	(v) Maximum Percentage Owned in Profit, Loss, or Capital

Part II **Individuals or Estates Owning 50% or More of the Partnership** (Form 1065, Schedule B, Question 3b)

Complete columns (i) through (iv) below for any individual or estate that owns, directly or indirectly, an interest of 50% or more in the profit, loss, or capital of the partnership (see instructions).

(i) Name of Individual or Estate	(ii) Identifying Number (if any)	(iii) Country of Citizenship (see instructions)	(iv) Maximum Percentage Owned in Profit, Loss, or Capital
SHAUN MASAVAGE	[redacted]	UNITED STATES	56.53

2017 DEPRECIATION AND AMORTIZATION REPORT

OTHER   1

Asset No.	Description	Date Acquired	Method	Life	Conv	Line No.	Unadjusted Cost Or Basis	Bus % Excl	Section 179 Expense	Reduction In Basis *	Basis For Depreciation	Beginning Accumulated Depreciation	Current Sec 179 Expense	Current Year Deduction	Ending Accumulated Depreciation
1	EQUIPMENTS	07/01/15	200DB	7.00	HY	17	6,332.				6,332.	1,777.		1,107.	2,884.
2	APP DEVELOPMENT	11/15/15		60M		43	64,942.				64,942.	15,153.		12,988.	28,141.
	* TOTAL OTHER DEPRECIATION & AMORT						71,274.				71,274.	16,930.		14,095.	31,025.

728111 04-01-17

(D) - Asset disposed

*ITC, Salvage, Bonus, Commercial Revitalization Deduction, GO Zone

8

Worksheet for Figuring Net Earnings (Loss) From Self-Employment

Name of partnership		Employer identification number
EDGE TECH LABS, LLC		46-3439676

1 a Ordinary income (loss) (Schedule K, line 1)	**1a**	-296,215.		
b Net income (loss) from **CERTAIN** rental real estate activities	**1b**			
c Net income (loss) from other rental activities (Schedule K, line 3c)	**1c**			
d Net loss from Form 4797, Part II, line 17, included on line 1a above. Enter as a positive amount	**1d**			
e Other additions	**1e**			
f Combine lines 1a through 1e	**1f**	-296,215.		
2 a Net gain from Form 4797, Part II, line 17, included on line 1a above	**2a**			
b Other subtractions	**2b**			
c Add lines 2a and 2b	**2c**			
3 a Subtract line 2c from line 1f. If line 1f is a loss, increase the loss on line 1f by the amount on line 2c	**3a**	-296,215.		
b Part of line 3a allocated to limited partners, estates, trusts, corporations, exempt organizations, and IRAs	**3b**	-128,751.		
c Subtract line 3b from line 3a			**3c**	-167,464.
4 a Guaranteed payments to partners (Schedule K, line 4) derived from a trade or business as defined in section 1402(c)	**4a**	108,291.		
b Part of line 4a allocated to individual limited partners for **other than** services and to estates, trusts, corporations, exempt organizations, and IRAs	**4b**			
c Subtract line 4b from line 4a			**4c**	108,291.
5 Net earnings (loss) from self-employment. Combine lines 3c and 4c. Enter here and on Schedule K, line 14a			**5**	-59,173.

712161
04-01-17

ALTERNATIVE MINIMUM TAX DEPRECIATION REPORT

Asset No.	Description	Date Acquired	AMT Method	AMT Life	AMT Cost Or Basis	AMT Accumulated	Regular Depreciation	AMT Depreciation	AMT Adjustment
1	EQUIPMENTS	070115	150DB	7.00	6,332.	1,890.	1,107.	952.	155.
	TOTALS				6,332.	1,890.	1,107.	952.	155.
	MACRS AMT ADJUSTMENT							155.	

10

728104
04-01-17

```
EDGE TECH LABS, LLC                                                   46-3439676
```

```
FORM 1065                        TAX EXPENSE                         STATEMENT 1
```

DESCRIPTION	AMOUNT
PAYROLL TAXES	4,649.
TOTAL TO FORM 1065, LINE 14	4,649.

```
FORM 1065                      OTHER DEDUCTIONS                      STATEMENT 2
```

DESCRIPTION	AMOUNT
ADVERTISING	25,913.
AMORTIZATION EXPENSE	12,988.
BANK CHARGES	2,491.
DUES AND SUBSCRIPTIONS	255.
INFORMATION TECHNOLOGY AND WEBSITE	3,848.
INSURANCE	3,851.
LEGAL AND PROFESSIONAL FEES	5,051.
MEALS AND ENTERTAINMENT	98.
OFFICE EXPENSES	1,836.
PAYPAL FEES	2,482.
POSTAGE AND DELIVERY	2,733.
RESEARCH AND DEVELOPMENT EXPENSES	73,799.
TOTAL TO FORM 1065, LINE 20	135,345.

```
SCHEDULE K                  NONDEDUCTIBLE EXPENSE                    STATEMENT 3
```

DESCRIPTION	AMOUNT
EXCLUDED MEALS AND ENTERTAINMENT EXPENSES	97.
TOTAL TO SCHEDULE K, LINE 18C	97.

===

SCHEDULE L   OTHER LIABILITIES   STATEMENT 4

===

DESCRIPTION	BEGINNING OF TAX YEAR	END OF TAX YEAR
INVESTOR LOANS	517,500.	733,500.
TOTAL TO SCHEDULE L, LINE 20	517,500.	733,500.

FORM 1065   PARTNERS' CAPITAL ACCOUNT SUMMARY   STATEMENT 5

PARTNER NUMBER	BEGINNING CAPITAL	CAPITAL CONTRIBUTED	SCHEDULE M-2 LNS 3, 4 & 7	WITH-DRAWALS	ENDING CAPITAL
1	-261,746.		-167,519.		-429,265.
2	-25,949.		-54,984.		-80,933.
3	-33,435.		-70,846.		-104,281.
4	-696.		-1,482.		-2,178.
5	0.		-1,481.		-1,481.
TOTAL	-321,826.		-296,312.		-618,138.

FORM 1125-A   OTHER COSTS   STATEMENT 6

DESCRIPTION	AMOUNT
SHIPPING AND DELIVERY	9,902.
SUBCONTRACTORS	205,103.
TOTAL TO LINE 5	215,005.

SECTION 1.263(A)-1(F) DE MINIMIS SAFE HARBOR ELECTION

EDGE TECH LABS, LLC
2221 S CLARK STREET FL 11
ARLINGTON, VA   22202

EMPLOYER IDENTIFICATION NUMBER: 46-3439676

FOR THE YEAR ENDING DECEMBER 31, 2017

EDGE TECH LABS, LLC IS MAKING THE DE MINIMIS SAFE HARBOR ELECTION
UNDER REG. SEC. 1.263(A)-1(F).

1

Schedule K-1 (Form 1065)
Department of the Treasury
Internal Revenue Service

2017

For calendar year 2017, or tax year beginning ______ ending ______

☐ Final K-1 ☐ Amended K-1 OMB No. 1545-0123

Partner's Share of Income, Deductions, Credits, etc.

▶ See separate instructions.

Part I Information About the Partnership

A Partnership's employer identification number
46-3439676

B Partnership's name, address, city, state, and ZIP code
EDGE TECH LABS, LLC
2221 S CLARK STREET FL 11
ARLINGTON, VA 22202

C IRS Center where partnership filed return
E-FILE

D ☐ Check if this is a publicly traded partnership (PTP)

Part II Information About the Partner

E Partner's identifying number
[redacted]

F Partner's name, address, city, state, and ZIP code
SHAUN MASAVAGE
2221 S CLARK STREET
ARLINGTON, VA 22202

G ☒ General partner or LLC member-manager ☐ Limited partner or other LLC member

H ☒ Domestic partner ☐ Foreign partner

I1 What type of entity is this partner? INDIVIDUAL

I2 If this partner is a retirement plan (IRA/SEP/Keogh/etc.), check here ☐

J Partner's share of profit, loss, and capital:

	Beginning	Ending
Profit	56.82000000 %	56.5345000 %
Loss	56.82000000 %	56.5345000 %
Capital	56.82000000 %	56.5345000 %

K Partner's share of liabilities at year end:

Nonrecourse	$
Qualified nonrecourse financing	$
Recourse	$ 733,500.

L Partner's capital account analysis:

Beginning capital account	$ -261,746.
Capital contributed during the year	$
Current year increase (decrease)	$ -167,519.
Withdrawals & distributions	$( )
Ending capital account	$ -429,265.

☒ Tax basis ☐ GAAP ☐ Section 704(b) book
☐ Other (explain)

M Did the partner contribute property with a built-in gain or loss?
☐ **Yes** ☒ **No**
If "Yes," attach statement (see instructions)

Part III Partner's Share of Current Year Income, Deductions, Credits, and Other Items

Line	Item	Code	Amount
1	Ordinary business income (loss)		-167,464.
2	Net rental real estate income (loss)		
3	Other net rental income (loss)		
4	Guaranteed payments		36,652.
5	Interest income		
6a	Ordinary dividends		
6b	Qualified dividends		
7	Royalties		
8	Net short-term capital gain (loss)		
9a	Net long-term capital gain (loss)		
9b	Collectibles (28%) gain (loss)		
9c	Unrecaptured sec 1250 gain		
10	Net section 1231 gain (loss)		
11	Other income (loss)		
12	Section 179 deduction		
13	Other deductions		
14	Self-employment earnings (loss)	A	-130,812.
		C	26,759.
15	Credits		
16	Foreign transactions		
17	Alternative min tax (AMT) items	A	88.
18	Tax-exempt income and nondeductible expenses	C*	55.
19	Distributions		
20	Other information		

*See attached statement for additional information.

For IRS Use Only

711261 12-05-17 LHA For Paperwork Reduction Act Notice, see Instructions for Form 1065. www.irs.gov/Form1065 Schedule K-1 (Form 1065) 2017

15 1

09380313 252122 EDGETECH 2017.03000 EDGE TECH LABS, LLC EDGETEC1

SCHEDULE K-1   NONDEDUCTIBLE EXPENSES, BOX 18, CODE C

DESCRIPTION	PARTNER FILING INSTRUCTIONS	AMOUNT
EXCLUDED MEALS AND ENTERTAINMENT EXPENSES	NONDEDUCTIBLE PORTION	55.
TOTAL TO SCHEDULE K-1, BOX 18, CODE C		55.

2

651117

Schedule K-1 (Form 1065)
Department of the Treasury
Internal Revenue Service

2017

For calendar year 2017, or tax year beginning ______ ending ______

☐ Final K-1 ☐ Amended K-1 OMB No. 1545-0123

Partner's Share of Income, Deductions, Credits, etc.

▶ See separate instructions.

Part I Information About the Partnership

A Partnership's employer identification number
46-3439676

B Partnership's name, address, city, state, and ZIP code
EDGE TECH LABS, LLC
2221 S CLARK STREET FL 11
ARLINGTON, VA 22202

C IRS Center where partnership filed return
E-FILE

D ☐ Check if this is a publicly traded partnership (PTP)

Part II Information About the Partner

E Partner's identifying number
[redacted]

F Partner's name, address, city, state, and ZIP code
JOHN TOLLY
[redacted]

G ☐ General partner or LLC member-manager ☒ Limited partner or other LLC member

H ☒ Domestic partner ☐ Foreign partner

I1 What type of entity is this partner? INDIVIDUAL

I2 If this partner is a retirement plan (IRA/SEP/Keogh/etc.), check here ☐

J Partner's share of profit, loss, and capital:

	Beginning	Ending
Profit	18.65000000 %	18.5563000 %
Loss	18.65000000 %	18.5563000 %
Capital	18.65000000 %	18.5563000 %

K Partner's share of liabilities at year end:

Nonrecourse	$
Qualified nonrecourse financing	$
Recourse	$ 0.

L Partner's capital account analysis:

Beginning capital account	$ -25,949.
Capital contributed during the year	$
Current year increase (decrease)	$ -54,984.
Withdrawals & distributions	$( )
Ending capital account	$ -80,933.

☒ Tax basis ☐ GAAP ☐ Section 704(b) book
☐ Other (explain)

M Did the partner contribute property with a built-in gain or loss?
☐ Yes ☒ No
If "Yes," attach statement (see instructions)

Part III Partner's Share of Current Year Income, Deductions, Credits, and Other Items

Box	Description	Code	Amount
1	Ordinary business income (loss)		-54,966.
2	Net rental real estate income (loss)		
3	Other net rental income (loss)		
4	Guaranteed payments		34,015.
5	Interest income		
6a	Ordinary dividends		
6b	Qualified dividends		
7	Royalties		
8	Net short-term capital gain (loss)		
9a	Net long-term capital gain (loss)		
9b	Collectibles (28%) gain (loss)		
9c	Unrecaptured sec 1250 gain		
10	Net section 1231 gain (loss)		
11	Other income (loss)		
12	Section 179 deduction		
13	Other deductions		
14	Self-employment earnings (loss)	A	34,015.
15	Credits		
16	Foreign transactions		
17	Alternative min tax (AMT) items	A	28.
18	Tax-exempt income and nondeductible expenses	C*	18.
19	Distributions		
20	Other information		

*See attached statement for additional information.

For IRS Use Only

711261 12-05-17 LHA For Paperwork Reduction Act Notice, see Instructions for Form 1065. www.irs.gov/Form1065 Schedule K-1 (Form 1065) 2017
17 2
09380313 252122 EDGETECH 2017.03000 EDGE TECH LABS, LLC EDGETEC1

EDGE TECH LABS, LLC   46-3439676
═══
SCHEDULE K-1   NONDEDUCTIBLE EXPENSES, BOX 18, CODE C
───

DESCRIPTION   PARTNER FILING INSTRUCTIONS   AMOUNT
─────────────   ───────────────────────────   ──────
EXCLUDED MEALS AND   NONDEDUCTIBLE PORTION
ENTERTAINMENT EXPENSES   18.
                                                                      ──────────
TOTAL TO SCHEDULE K-1, BOX 18, CODE C   18.
                                                                      ══════════

3

☐ Final K-1	☐ Amended K-1 OMB No. 1545-0123

Schedule K-1
(Form 1065)
Department of the Treasury
Internal Revenue Service

2017
For calendar year 2017, or tax year

beginning _____ ending _____

Partner's Share of Income, Deductions, Credits, etc.

▶ See separate instructions.

Part III   Partner's Share of Current Year Income, Deductions, Credits, and Other Items

1 Ordinary business income (loss) **-70,823.**	**15** Credits
2 Net rental real estate income (loss)	
3 Other net rental income (loss)	**16** Foreign transactions
4 Guaranteed payments **10,374.**	
5 Interest income	
6a Ordinary dividends	**17** Alternative min tax (AMT) items A **37.**
6b Qualified dividends	
7 Royalties	**18** Tax-exempt income and nondeductible expenses C* **23.**
8 Net short-term capital gain (loss)	
9a Net long-term capital gain (loss)	
9b Collectibles (28%) gain (loss)	**19** Distributions
9c Unrecaptured sec 1250 gain	**20** Other information
10 Net section 1231 gain (loss)	
11 Other income (loss)	
12 Section 179 deduction	
13 Other deductions	
14 Self-employment earnings (loss) A **10,374.**	

Part I   Information About the Partnership

A Partnership's employer identification number
46-3439676

B Partnership's name, address, city, state, and ZIP code

EDGE TECH LABS, LLC
2221 S CLARK STREET FL 11
ARLINGTON, VA 22202

C IRS Center where partnership filed return
E-FILE

D ☐ Check if this is a publicly traded partnership (PTP)

Part II   Information About the Partner

E Partner's identifying number
████████████

F Partner's name, address, city, state, and ZIP code

BRANDON BORKO
████████████████████████
████████   ████████

G ☐ General partner or LLC member-manager   ☒ Limited partner or other LLC member

H ☒ Domestic partner   ☐ Foreign partner

I1 What type of entity is this partner? INDIVIDUAL

I2 If this partner is a retirement plan (IRA/SEP/Keogh/etc.), check here .... ☐

J Partner's share of profit, loss, and capital:

	Beginning	Ending
Profit	24.03000000 %	23.9092000 %
Loss	24.03000000 %	23.9092000 %
Capital	24.03000000 %	23.9092000 %

K Partner's share of liabilities at year end:

Nonrecourse .... $ _____
Qualified nonrecourse financing .... $ _____
Recourse .... $ _____ 0.

*See attached statement for additional information.

L Partner's capital account analysis:

Beginning capital account .... $ -33,435.
Capital contributed during the year .... $ _____
Current year increase (decrease) .... $ -70,846.
Withdrawals & distributions .... $(_____)
Ending capital account .... $ -104,281.

For IRS Use Only

☒ Tax basis   ☐ GAAP   ☐ Section 704(b) book
☐ Other (explain)

M Did the partner contribute property with a built-in gain or loss?
☐ Yes   ☒ No
If "Yes," attach statement (see instructions)

EDGE TECH LABS, LLC   46-3439676
===
SCHEDULE K-1   NONDEDUCTIBLE EXPENSES, BOX 18, CODE C
===

DESCRIPTION   PARTNER FILING INSTRUCTIONS   AMOUNT
                               _____   _____

EXCLUDED MEALS AND   NONDEDUCTIBLE PORTION
ENTERTAINMENT EXPENSES   23.
                                                                 _____
TOTAL TO SCHEDULE K-1, BOX 18, CODE C   23.
                                                                 ==========

4

Schedule K-1 **(Form 1065)** Department of the Treasury Internal Revenue Service **2017** For calendar year 2017, or tax year beginning ____ ending ____ **Partner's Share of Income, Deductions, Credits, etc.** ▶ **See separate instructions.**	☐ Final K-1 ☐ Amended K-1 OMB No. 1545-0123 **Part III Partner's Share of Current Year Income, Deductions, Credits, and Other Items**

Part I   Information About the Partnership

A Partnership's employer identification number
46-3439676

B Partnership's name, address, city, state, and ZIP code

EDGE TECH LABS, LLC
2221 S CLARK STREET FL 11
ARLINGTON, VA 22202

C IRS Center where partnership filed return
E-FILE

D ☐ Check if this is a publicly traded partnership (PTP)

Part II   Information About the Partner

E Partner's identifying number

F Partner's name, address, city, state, and ZIP code

KUMARAVELAN THILLAIRAJAH

G ☐ General partner or LLC member-manager   ☒ Limited partner or other LLC member

H ☒ Domestic partner   ☐ Foreign partner

I1 What type of entity is this partner? INDIVIDUAL

I2 If this partner is a retirement plan (IRA/SEP/Keogh/etc.), check here .... ☐

J Partner's share of profit, loss, and capital:

	Beginning	Ending
Profit	0.500000000 %	0.5000000 %
Loss	0.500000000 %	0.5000000 %
Capital	0.500000000 %	0.5000000 %

K Partner's share of liabilities at year end:

Nonrecourse	$ ____
Qualified nonrecourse financing	$ ____
Recourse	$ 0.

L Partner's capital account analysis:

Beginning capital account	$ -696.
Capital contributed during the year	$ ____
Current year increase (decrease)	$ -1,482.
Withdrawals & distributions	$(____)
Ending capital account	$ -2,178.

☒ Tax basis   ☐ GAAP   ☐ Section 704(b) book
☐ Other (explain)

M Did the partner contribute property with a built-in gain or loss?
☐ Yes   ☒ No
If "Yes," attach statement (see instructions)

Part III — Partner's Share of Current Year Income, Deductions, Credits, and Other Items

Box	Description	Amount
1	Ordinary business income (loss)	-1,481.
2	Net rental real estate income (loss)	
3	Other net rental income (loss)	
4	Guaranteed payments	
5	Interest income	
6a	Ordinary dividends	
6b	Qualified dividends	
7	Royalties	
8	Net short-term capital gain (loss)	
9a	Net long-term capital gain (loss)	
9b	Collectibles (28%) gain (loss)	
9c	Unrecaptured sec 1250 gain	
10	Net section 1231 gain (loss)	
11	Other income (loss)	
12	Section 179 deduction	
13	Other deductions	
14	Self-employment earnings (loss)	A 0.
15	Credits	
16	Foreign transactions	
17	Alternative min tax (AMT) items	A 1.
18	Tax-exempt income and nondeductible expenses	C* 1.
19	Distributions	
20	Other information	

*See attached statement for additional information.

For IRS Use Only

EDGE TECH LABS, LLC   46-3439676
===
SCHEDULE K-1   NONDEDUCTIBLE EXPENSES, BOX 18, CODE C
                                                            _____

DESCRIPTION   PARTNER FILING INSTRUCTIONS   AMOUNT
                               _____   _____

EXCLUDED MEALS AND   NONDEDUCTIBLE PORTION
ENTERTAINMENT EXPENSES   1.
                                                              _____
TOTAL TO SCHEDULE K-1, BOX 18, CODE C   1.
                                                              =================

5

651117

Schedule K-1 (Form 1065) Department of the Treasury Internal Revenue Service

2017

For calendar year 2017, or tax year beginning ______ ending ______

☐ Final K-1 ☐ Amended K-1 OMB No. 1545-0123

Partner's Share of Income, Deductions, Credits, etc.

▶ See separate instructions.

Part I Information About the Partnership

A Partnership's employer identification number
46-3439676

B Partnership's name, address, city, state, and ZIP code
EDGE TECH LABS, LLC
2221 S CLARK STREET FL 11
ARLINGTON, VA 22202

C IRS Center where partnership filed return
E-FILE

D ☐ Check if this is a publicly traded partnership (PTP)

Part II Information About the Partner

E Partner's identifying number
[redacted]

F Partner's name, address, city, state, and ZIP code
CHRISTOPHER PROCTOR
[redacted]

G ☐ General partner or LLC member-manager ☒ Limited partner or other LLC member

H ☒ Domestic partner ☐ Foreign partner

I1 What type of entity is this partner? INDIVIDUAL

I2 If this partner is a retirement plan (IRA/SEP/Keogh/etc.), check here ☐

J Partner's share of profit, loss, and capital:

	Beginning	Ending
Profit	0.5000000 %	0.5000000 %
Loss	0.5000000 %	0.5000000 %
Capital	0.5000000 %	0.5000000 %

K Partner's share of liabilities at year end:

Nonrecourse	$
Qualified nonrecourse financing	$
Recourse	$ 0.

L Partner's capital account analysis:

Beginning capital account	$
Capital contributed during the year	$
Current year increase (decrease)	$ -1,481.
Withdrawals & distributions	$( )
Ending capital account	$ -1,481.

☒ Tax basis ☐ GAAP ☐ Section 704(b) book
☐ Other (explain)

M Did the partner contribute property with a built-in gain or loss?
☐ **Yes** ☒ **No**
If "Yes," attach statement (see instructions)

Part III Partner's Share of Current Year Income, Deductions, Credits, and Other Items

Line	Code	Amount
1 Ordinary business income (loss)		-1,481.
2 Net rental real estate income (loss)		
3 Other net rental income (loss)		
4 Guaranteed payments		27,250.
5 Interest income		
6a Ordinary dividends		
6b Qualified dividends		
7 Royalties		
8 Net short-term capital gain (loss)		
9a Net long-term capital gain (loss)		
9b Collectibles (28%) gain (loss)		
9c Unrecaptured sec 1250 gain		
10 Net section 1231 gain (loss)		
11 Other income (loss)		
12 Section 179 deduction		
13 Other deductions		
14 Self-employment earnings (loss)	A	27,250.
15 Credits		
16 Foreign transactions		
17 Alternative min tax (AMT) items	A	1.
18 Tax-exempt income and nondeductible expenses		
19 Distributions		
20 Other information		

*See attached statement for additional information.

For IRS Use Only

711261 12-05-17 LHA For Paperwork Reduction Act Notice, see Instructions for Form 1065. www.irs.gov/Form1065 Schedule K-1 (Form 1065) 2017
23 5
09380313 252122 EDGETECH 2017.03000 EDGE TECH LABS, LLC EDGETEC1

2017 TAX RETURN FILING INSTRUCTIONS
VIRGINIA FORM 502

FOR THE YEAR ENDING
December 31, 2017

Prepared For:

Edge Tech Labs, LLC
2221 S Clark Street Fl 11
Arlington, VA 22202

Prepared By:

Stitely and Karstetter, PLLC
14016-D Sullyfield Circle
Chantilly, VA 20151

To Be Signed and Dated By:

A member of the LLC

Amount of Tax:

Total tax	$	0
Less: payments and credits	$	0
Plus other amount	$	0
Plus interest and penalties	$	0
No pmt required	$	

Overpayment:

Not applicable

Make Check Payable To:

Not applicable

Mail Tax Return To:

The Virginia return has been prepared for electronic filing. If you wish to have it transmitted to the VADOT, please sign, date and return VA-8879P to our office. We will then submit the electronic return to the VADOT.

Forms to be Distributed to Partners:

Enclosed are copies of Schedule K-1 to be distributed to the members.

Return Must be Mailed On or Before:

Not applicable

Special Instructions:

Do not mail the paper copy of the return to the VADOT.

2017 Virginia
Form 502
Department of Taxation
P.O. Box 1500
Richmond, VA 23218-1500

Pass-Through Entity
Return of Income and Return of
Nonresident Withholding Tax



Official Use Only

FISCAL or
SHORT Year Filer: Beginning Date _____   **Ending Date** _____
Check if Schedules VK-1 were filed by Web Upload ☐
By checking the box to the right, I (we) authorize the Department to discuss this return with the undersigned tax preparer. ⟶ ☒ X

Check if: ☐ Initial return ☐ Amended return ☐ Final return ☐ Name change ☐ Address change ☐ Change in fiscal year
☐ Unified nonresident return filed ☐ Electing large partnership ☐ Subject to Bank Franchise Tax

FEIN 46-3439676	Date of Formation 01/01/2015	Entity Type (see instructions) LL
Entity Name EDGE TECH LABS, LLC	Date Operations Began in Virginia	NAICS 454390
Number and Street 2221 S CLARK STREET FL 11	State or County Where Incorporated or Organized	Description of Business Activity
City or Town, State, and ZIP Code ARLINGTON, VA 22202		SALES

Number and Types of Owners (See instructions)
Count all of the owners who were issued a federal Schedule K-1 for the taxable year and enter:

a. The total number of owners (include individuals and any other entity types)	a.	5
b. The total number of nonresident owners	b.	0
c. Total amount withheld for nonresident owners (total of Line e from all Schedules VK-1)	c.	.00
d. If the entity is exempt from withholding, enter the exemption code	d.	

Distributive or Pro Rata Income and Deductions (See instructions)

1. Total taxable income amounts	1.	-187924 .00
2. Total deductions	2.	.00
3. Tax-exempt interest income	3.	.00

Allocation and Apportionment: Check if electing the manufacturer's alternative method of apportionment ⟶ ☐

4. Income allocated to Virginia from Schedule 502A, Section C, Line 2	4.	.00
5. Income allocated outside of Virginia from Schedule 502A, Section C, Line 3(e)	5.	.00
6. Apportionable income from Schedule 502A, Section C, Line 4	6.	-187924 .00
7. Virginia apportionment percentage from Schedule 502A, Section B, percent from Line 1 or Line 2(g) or 100%	7.	100.000000 %

Virginia Additions - See Schedule 502ADJ for Other Additions

8. Fixed date conformity - depreciation	8.	.00
9. Fixed date conformity - other	9.	.00
10. Net income tax or other tax used as a deduction in determining taxable income (see instructions)	10.	.00
11. Interest on municipal or state obligations other than from Virginia	11.	.00
12. Total additions from enclosed Schedule 502ADJ, Section A, Line 5	12.	.00
13. Total additions. Add Lines 8 through 12	13.	.00

Virginia Subtractions - See Schedule 502ADJ for Other Subtractions

14. Fixed date conformity - depreciation	14.	.00
15. Fixed date conformity - other	15.	.00
16. Income from obligations of the United States	16.	.00
17. Total subtractions from enclosed Schedule 502ADJ, Section B, Line 5	17.	.00
18. Total subtractions. Add Lines 14 through 17	18.	.00

Virginia Tax Credits Passed Through to Owners

19. Total nonrefundable credits from enclosed Schedule 502ADJ, Section C, Line 38	19.	.00
20. Total refundable credits from enclosed Schedule 502ADJ, Section C, Line 46	20.	.00



Name EDGE TECH LABS, LLC
FEIN 46-3439676

Section 1: Withholding Payment Reconciliation

1.	Total withholding tax due for nonresident owners	1.	.00
2.	Total withholding tax paid (Entity's own payments only - see instructions)	2.	.00
3.	Overpayment. If Line 2 is greater than Line 1, subtract Line 1 from Line 2	3.	.00
4.	Withholding tax due. If Line 2 is less than Line 1, subtract Line 2 from Line 1	4.	.00

Section 2: Penalty and Interest Charges on Withholding Tax

5.	Extension penalty (may apply to returns filed within extension period if 90% of Line 1 is not paid timely)	5.	.00
6.	Late payment penalty on tax due (will apply if there is a balance due on Line 4 and Form 502 is being filed more than 6 months after the original due date). Enter 30% of the amount on Line 4	6.	.00
7.	Interest (may apply if there is a balance due on Line 4)	7.	.00
8.	Penalty and interest charges due. Add Line 5 or Line 6 (whichever applies) to Line 7	8.	.00

Section 3: Penalty for Late Filing of Form 502

9.	If Form 502 is being filed more than 6 months after the original due date, or more than 30 days after the federal extended due date, enter $1,200	9.	.00

Section 4: Withholding Overpayment

10.	Net overpayment. If Line 8 or Line 9 exceeds Line 3, go to Line 13 below to compute the total payment due. Compare Line 6 and Line 9. If Line 6 is greater than Line 9, subtract Line 8 from Line 3. If Line 9 is greater than Line 6, subtract Line 7 plus Line 9 from Line 3. Otherwise, enter overpayment amount from Line 3	10.	.00
11.	Amount of withholding overpayment to be credited to 2018	11.	.00
12.	Amount of withholding overpayment to be refunded	12.	.00

Section 5: Tax, Penalty, and Interest Due

13.	Balance of tax due plus extension penalty, if applicable. If there is an amount due on Line 4, enter Line 4 plus Line 5. If there is an overpayment on Line 3 and Line 8 or Line 9 is greater than Line 3, enter Line 5 minus Line 3	13.	.00
14.	Interest charges on withholding tax from Line 7	14.	.00
15.	Late filing penalty. Enter the greater of Line 6 or Line 9	15.	.00
16.	Total payment due. Add Line 13, Line 14, and Line 15	16.	.00

Section 6: Amount Due or Refund

17.	Motion Picture Production Tax Credit to be refunded directly to PTE (see instructions)	17.	.00
18.	Research and Development Expenses Tax Credit to be refunded directly to PTE (see instructions)	18.	.00
19.	Credit to be refunded directly to PTE. Add Line 17 and Line 18	19.	.00
20.	**Amount Due.** If there is an amount due on Line 16 and the amount exceeds the amount on Line 19, subtract Line 19 from Line 16	20.	0 .00
21.	**Amount of Refund.** If there is an amount due on Line 16 and the amount is less than the amount on Line 19, subtract Line 16 from Line 19. If there is an amount on Line 12, add Line 12 and Line 19	21.	0 .00

I, the undersigned owner and authorized representative of the pass-through entity for which this return is made, declare under the penalties provided by law that this return (including any accompanying schedules, statements, and enclosures) has been examined by me and is, to the best of my knowledge and belief, a true, correct, and complete return, made in good faith, for the taxable year stated, pursuant to the tax laws of the Commonwealth of Virginia. A preparer other than the authorized representative declares the same, and such declaration is based on all information of which he or she has any knowledge.

Signature of Owner or Authorized Representative	Title PARTNER	Date
Printed Name of Owner or Authorized Representative SHAUN MASAVAGE	Phone [redacted]	
Individual or Firm, Signature of Preparer, Phone Number, and Address [redacted] 14016-D SULLYFIELD CIRCLE CHANTILLY, VA 20151		Date 03/13/18
Printed Name of Individual or Firm STITELY AND KARSTETTER, PLLC	Preparer's FEIN, PTIN, or SSN [redacted]	Approved Vendor Code 1019

Include a copy of your federal return with Form 502. Important: do not include a federal Schedule K-1 for each owner. If you filed a Schedule VK-1 for each owner online using Web Upload, do not include copies of Schedules VK-1 with the Form 502.

Do not submit Form 765 with this return - Mail it to the address on Form 765.

2017 Virginia Schedule VK-1 (Form 502)

Owner's Share of Income and Virginia Modifications and Credits



CHECK IF -

☐ Final

If SHORT Period Return: Beginning Date ________________, **2017; Ending Date** ________________

☐ Amended Return

☐ Owner is Participating in a Unified Nonresident Individual Income Tax Return

Owner Information		**Pass-Through Entity (PTE) Information**	
Name: SHAUN MASAVAGE	FEIN or SSN: [redacted]	Name: EDGE TECH LABS, LLC	FEIN: 46-3439676
Address: 2221 S CLARK STREET		Address: 2221 S CLARK STREET FL 1	Taxable Year End Date: 12/31/17
Address Continued:		Address Continued:	
City or Town, State, and ZIP Code: ARLINGTON, VA 22202		City or Town, State, and ZIP Code: ARLINGTON, VA 22202	

Additional Owner Information

a. Date owner acquired interest in the PTE (MM/DD/YYYY)	a.	01/01/2015
b. Owner's entity type (Enter code; see instructions)	b.	RES
c. Owner's participation type (Enter code; see instructions)	c.	LLM
d. Owner's participation percentage (Example: 47.35%; see instructions)	d.	56.53 %
e. Amount withheld by PTE for the owner	e.	.00
f. If owner or entity is exempt from withholding, enter an exemption code (see instructions)	f.	

Distributive or Pro Rata Income and Deductions (see instructions)

1. Total taxable income amounts	1.	-130812 .00
2. Total deductions	2.	.00
3. Tax-exempt interest income	3.	.00

Allocation and Apportionment

4. Income allocated to Virginia (owner's share from PTE's Schedule 502A, Section C, Line 2)	4.	.00
5. Income allocated outside of Virginia (owner's share from PTE's Schedule 502A, Section C, Line 3(e))	5.	.00
6. Apportionable income (owner's share from PTE's Schedule 502A, Section C, Line 4)	6.	-130812 .00
7. Virginia apportionment percentage (from PTE's Schedule 502A, Section B - percent from Line 1 or Line 2(g), or 100%)	7.	100.000000 %

Virginia Additions - Owner's Share

8. Fixed date conformity - depreciation	8.	.00
9. Fixed date conformity - other	9.	.00
10. Net income tax or other tax used as a deduction in determining taxable income (see instructions)	10.	.00
11. Interest on municipal or state obligations other than from Virginia	11.	.00

12. Other additions (see Form 502 instructions for addition codes.)

	Code	Amount		Code	Amount
12a.		.00	12b.		.00
12c.		.00	12d.		.00

13. **Total Additions** (add Lines 8-11 and 12a-12d)	13.	.00

Virginia Subtractions - Owner's Share

14. Fixed date conformity - depreciation	14.	.00
15. Fixed date conformity - other	15.	.00
16. Income from obligations of the United States	16.	.00

17. Other subtractions (see Form 502 instructions for subtraction codes.)

	Code	Amount		Code	Amount
17a.		.00	17b.		.00
17c.		.00	17d.		.00

18. **Total Subtractions.** (add Lines 14-16 and 17a-17d)	18.	.00

THERE ARE NO ADJUSTMENTS OR CREDITS FOR THIS PARTNER.

Owner FEIN or SSN [redacted]
PTE FEIN 46-3439676



Virginia Tax Credits. See the Schedule CR Instructions (individuals) or Form 500 Instructions (corporations)

Nonrefundable Credits

1.	State Income Tax Paid (see Form 502 Instructions)	1.	.00
2.	Neighborhood Assistance Act Credit	2.	.00
3.	Enterprise Zone Act - General Tax Credit	3.	.00
4.	Enterprise Zone Act - Zone Investment Tax Credit	4.	.00
5.	**RESERVED FOR FUTURE USE**	5.	XXXXXXXXXXXXXXXXXXX
6.	Conservation Tillage Equipment Credit	6.	.00
7.	Biodiesel and Green Diesel Fuels Tax Credit	7.	.00
8.	Precision Fertilizer and Pesticide Application Equipment Tax Credit	8.	.00
9.	Recyclable Materials Processing Equipment Tax Credit	9.	.00
10.	**RESERVED FOR FUTURE USE**	10.	XXXXXXXXXXXXXXXXXXX
11a.	Clean-Fuel Vehicle Credit (only carryover credit allowed)	11a.	.00
11b.	Vehicle Emissions Testing Equipment Tax Credit	11b.	.00
12.	Major Business Facility Job Tax Credit	12.	.00
13.	Clean-Fuel Vehicle Job Creation Tax Credit. (Expired - only carryover credit allowed)	13.	.00
14.	**RESERVED FOR FUTURE USE**	14.	XXXXXXXXXXXXXXXXXXX
15.	**RESERVED FOR FUTURE USE**	15.	XXXXXXXXXXXXXXXXXXX
16.	Agricultural Best Management Practices Tax Credit	16.	.00
17.	Worker Retraining Tax Credit	17.	.00
18.	Waste Motor Oil Burning Equipment Tax Credit	18.	.00
19.	Riparian Forest Buffer Protection for Waterways Tax Credit	19.	.00
20.	Virginia Coal Employment and Production Incentive Tax Credit. .00 — 21. Enter the amount of credit assigned to another party. .00		
22.	Virginia Coal Employment and Production Incentive Tax Credit available for use by owner (Subtract Line 21 from Line 20)	22.	.00
23.	Historic Rehabilitation Tax Credit	23.	.00
24.	Land Preservation Tax Credit	24.	.00
25.	Qualified Equity and Subordinated Debt Investments Tax Credit	25.	.00
26.	Communities of Opportunity Tax Credit	26.	.00
27.	Green Jobs Creation Tax Credit	27.	.00
28.	Farm Wineries and Vineyards Tax Credit	28.	.00
29.	International Trade Facility Tax Credit	29.	.00
30.	Port Volume Increase Tax Credit	30.	.00
31.	Barge and Rail Usage Tax Credit	31.	.00
32.	Livable Home Tax Credit	32.	.00
33.	Research and Development Expenses Tax Credit (Use this line if the taxpayer does not qualify for a refundable credit.)	33.	.00
34.	Telework Expenses Tax Credit (cannot be claimed for 2017 taxable year)	34.	.00
35.	Education Improvement Scholarships Tax Credit	35.	.00
36.	Major Research and Development Expenses Tax Credit	36.	.00
37.	Food Crop Donation Tax Credit	37.	.00
38.	**Total Nonrefundable Credits.** (Total Lines 1-19 and 22-37)	38.	.00

Refundable Credits

39.	100% Coalfield Employment Enhancement Tax Credit from 2017 Form 306B, Line 1(b)	39.	.00
40.	Full Credit: Enter amount from 2017 Form 306B, Line 13	40.	.00
41.	85% Credit: Enter amount from 2017 Form 306B, Line 15	41.	.00
42.	Total Coalfield Employment Enhancement Tax Credit allowable this year: (Add Lines 40 and 41)	42.	.00
43.	**RESERVED FOR FUTURE USE**	43.	XXXXXXXXXXXXXXXXXXX
44.	Motion Picture Production Tax Credit	44.	.00
45.	Research and Development Expenses Tax Credit	45.	.00
46.	**Total Refundable Credits.** (Add Lines 42, 44, and 45)	46.	.00

NOTICE: You have received this Schedule VK-1 because the above-named PTE earned income from Virginia sources and has passed through to you a portion of that Virginia source income based on your ownership of the PTE. A copy of this schedule has been filed with the Department. Everyone who receives Virginia source income is subject to taxation by Virginia regardless of state of residency or domicile. You may be required to file a Virginia tax return even though you may be a nonresident individual or a business domiciled outside of Virginia. To determine if you are required to file a Virginia income tax return, consult a tax professional. Information and forms may be obtained at **www.tax.virginia.gov**, or by calling the Department at **(804) 367-8031** (individuals) or **(804) 367-8037** (businesses).

2017 Virginia Schedule VK-1 (Form 502)

Owner's Share of Income and Virginia Modifications and Credits



CHECK IF -

☐ Final

☐ Amended Return

If SHORT Period Return: Beginning Date ________________, **2017; Ending Date** ________________

☐ Owner is Participating in a Unified Nonresident Individual Income Tax Return

Owner Information		Pass-Through Entity (PTE) Information	
Name: JOHN TOLLY	FEIN or SSN: [redacted]	Name: EDGE TECH LABS, LLC	FEIN: 46-3439676
Address: [redacted]		Address: 2221 S CLARK STREET FL 1	Taxable Year End Date: 12/31/17
Address Continued:		Address Continued:	
City or Town, State, and ZIP Code: [redacted]		City or Town, State, and ZIP Code: ARLINGTON, VA 22202	

Additional Owner Information

a. Date owner acquired interest in the PTE (MM/DD/YYYY)	a.	01/01/2015
b. Owner's entity type (Enter code; see instructions)	b.	RES
c. Owner's participation type (Enter code; see instructions)	c.	LLM
d. Owner's participation percentage (Example: 47.35%; see instructions)	d.	18.55 %
e. Amount withheld by PTE for the owner	e.	.00
f. If owner or entity is exempt from withholding, enter an exemption code (see instructions)	f.	

Distributive or Pro Rata Income and Deductions (see instructions)

1. Total taxable income amounts	1.	-20951 .00
2. Total deductions	2.	.00
3. Tax-exempt interest income	3.	.00

Allocation and Apportionment

4. Income allocated to Virginia (owner's share from PTE's Schedule 502A, Section C, Line 2)	4.	.00
5. Income allocated outside of Virginia (owner's share from PTE's Schedule 502A, Section C, Line 3(e))	5.	.00
6. Apportionable income (owner's share from PTE's Schedule 502A, Section C, Line 4)	6.	-20951 .00
7. Virginia apportionment percentage (from PTE's Schedule 502A, Section B - percent from Line 1 or Line 2(g), or 100%)	7.	100.000000 %

Virginia Additions - Owner's Share

8. Fixed date conformity - depreciation	8.	.00
9. Fixed date conformity - other	9.	.00
10. Net income tax or other tax used as a deduction in determining taxable income (see instructions)	10.	.00
11. Interest on municipal or state obligations other than from Virginia	11.	.00

12. Other additions (see Form 502 instructions for addition codes.)

	Code	Amount		Code	Amount
12a.		.00	12b.		.00
12c.		.00	12d.		.00

13. **Total Additions** (add Lines 8-11 and 12a-12d)	13.	.00

Virginia Subtractions - Owner's Share

14. Fixed date conformity - depreciation	14.	.00
15. Fixed date conformity - other	15.	.00
16. Income from obligations of the United States	16.	.00

17. Other subtractions (see Form 502 instructions for subtraction codes.)

	Code	Amount		Code	Amount
17a.		.00	17b.		.00
17c.		.00	17d.		.00

18. **Total Subtractions.** (add Lines 14-16 and 17a-17d)	18.	.00

THERE ARE NO ADJUSTMENTS OR CREDITS FOR THIS PARTNER.

Va. Dept. Of Taxation 2601024 Rev. 07/17

783391 12-15-17 1019

Owner FEIN or SSN [redacted]
PTE FEIN 46-3439676



Virginia Tax Credits. See the Schedule CR Instructions (individuals) or Form 500 Instructions (corporations)

Nonrefundable Credits

1.	State Income Tax Paid (see Form 502 Instructions)	1.	.00
2.	Neighborhood Assistance Act Credit	2.	.00
3.	Enterprise Zone Act - General Tax Credit	3.	.00
4.	Enterprise Zone Act - Zone Investment Tax Credit	4.	.00
5.	**RESERVED FOR FUTURE USE**	5.	XXXXXXXXXXXXXXXXXXX
6.	Conservation Tillage Equipment Credit	6.	.00
7.	Biodiesel and Green Diesel Fuels Tax Credit	7.	.00
8.	Precision Fertilizer and Pesticide Application Equipment Tax Credit	8.	.00
9.	Recyclable Materials Processing Equipment Tax Credit	9.	.00
10.	**RESERVED FOR FUTURE USE**	10.	XXXXXXXXXXXXXXXXXXX
11a.	Clean-Fuel Vehicle Credit (only carryover credit allowed)	11a.	.00
11b.	Vehicle Emissions Testing Equipment Tax Credit	11b.	.00
12.	Major Business Facility Job Tax Credit	12.	.00
13.	Clean-Fuel Vehicle Job Creation Tax Credit. (Expired - only carryover credit allowed)	13.	.00
14.	**RESERVED FOR FUTURE USE**	14.	XXXXXXXXXXXXXXXXXXX
15.	**RESERVED FOR FUTURE USE**	15.	XXXXXXXXXXXXXXXXXXX
16.	Agricultural Best Management Practices Tax Credit	16.	.00
17.	Worker Retraining Tax Credit	17.	.00
18.	Waste Motor Oil Burning Equipment Tax Credit	18.	.00
19.	Riparian Forest Buffer Protection for Waterways Tax Credit	19.	.00

20. Virginia Coal Employment and Production Incentive Tax Credit. .00
21. Enter the amount of credit assigned to another party. .00

22.	Virginia Coal Employment and Production Incentive Tax Credit available for use by owner (Subtract Line 21 from Line 20)	22.	.00
23.	Historic Rehabilitation Tax Credit	23.	.00
24.	Land Preservation Tax Credit	24.	.00
25.	Qualified Equity and Subordinated Debt Investments Tax Credit	25.	.00
26.	Communities of Opportunity Tax Credit	26.	.00
27.	Green Jobs Creation Tax Credit	27.	.00
28.	Farm Wineries and Vineyards Tax Credit	28.	.00
29.	International Trade Facility Tax Credit	29.	.00
30.	Port Volume Increase Tax Credit	30.	.00
31.	Barge and Rail Usage Tax Credit	31.	.00
32.	Livable Home Tax Credit	32.	.00
33.	Research and Development Expenses Tax Credit (Use this line if the taxpayer does not qualify for a refundable credit.)	33.	.00
34.	Telework Expenses Tax Credit (cannot be claimed for 2017 taxable year)	34.	.00
35.	Education Improvement Scholarships Tax Credit	35.	.00
36.	Major Research and Development Expenses Tax Credit	36.	.00
37.	Food Crop Donation Tax Credit	37.	.00
38.	**Total Nonrefundable Credits.** (Total Lines 1-19 and 22-37)	38.	.00

Refundable Credits

39.	100% Coalfield Employment Enhancement Tax Credit from 2017 Form 306B, Line 1(b)	39.	.00
40.	Full Credit: Enter amount from 2017 Form 306B, Line 13	40.	.00
41.	85% Credit: Enter amount from 2017 Form 306B, Line 15	41.	.00
42.	Total Coalfield Employment Enhancement Tax Credit allowable this year: (Add Lines 40 and 41)	42.	.00
43.	**RESERVED FOR FUTURE USE**	43.	XXXXXXXXXXXXXXXXXXX
44.	Motion Picture Production Tax Credit	44.	.00
45.	Research and Development Expenses Tax Credit	45.	.00
46.	**Total Refundable Credits.** (Add Lines 42, 44, and 45)	46.	.00

NOTICE: You have received this Schedule VK-1 because the above-named PTE earned income from Virginia sources and has passed through to you a portion of that Virginia source income based on your ownership of the PTE. A copy of this schedule has been filed with the Department. Everyone who receives Virginia source income is subject to taxation by Virginia regardless of state of residency or domicile. You may be required to file a Virginia tax return even though you may be a nonresident individual or a business domiciled outside of Virginia. To determine if you are required to file a Virginia income tax return, consult a tax professional. Information and forms may be obtained at **www.tax.virginia.gov**, or by calling the Department at **(804) 367-8031** (individuals) or **(804) 367-8037** (businesses).

2017 Virginia Schedule VK-1 (Form 502)

Owner's Share of Income and Virginia Modifications and Credits



CHECK IF -
☐ Final
☐ Amended Return

If SHORT Period Return: Beginning Date ________, 2017; Ending Date ________

☐ Owner is Participating in a Unified Nonresident Individual Income Tax Return

Owner Information		Pass-Through Entity (PTE) Information	
Name: BRANDON BORKO	FEIN or SSN: [redacted]	Name: EDGE TECH LABS, LLC	FEIN: 46-3439676
Address: [redacted]		Address: 2221 S CLARK STREET FL 11	Taxable Year End Date: 12/31/17
Address Continued:		Address Continued:	
City or Town, State, and ZIP Code: [redacted]		City or Town, State, and ZIP Code: ARLINGTON, VA 22202	

Additional Owner Information

a. Date owner acquired interest in the PTE (MM/DD/YYYY) ..... a. 01/01/2015
b. Owner's entity type (Enter code; see instructions) ..... b. RES
c. Owner's participation type (Enter code; see instructions) ..... c. LLM
d. Owner's participation percentage (Example: 47.35%; see instructions) ..... d. 23.90 %
e. Amount withheld by PTE for the owner ..... e. .00
f. If owner or entity is exempt from withholding, enter an exemption code (see instructions) ..... f.

Distributive or Pro Rata Income and Deductions (see instructions)

1. Total taxable income amounts ..... 1. -60449 .00
2. Total deductions ..... 2. .00
3. Tax-exempt interest income ..... 3. .00

Allocation and Apportionment

4. Income allocated to Virginia (owner's share from PTE's Schedule 502A, Section C, Line 2) ..... 4. .00
5. Income allocated outside of Virginia (owner's share from PTE's Schedule 502A, Section C, Line 3(e)) ..... 5. .00
6. Apportionable income (owner's share from PTE's Schedule 502A, Section C, Line 4) ..... 6. -60449 .00
7. Virginia apportionment percentage (from PTE's Schedule 502A, Section B - percent from Line 1 or Line 2(g), or 100%) ..... 7. 100.000000 %

Virginia Additions - Owner's Share

8. Fixed date conformity - depreciation ..... 8. .00
9. Fixed date conformity - other ..... 9. .00
10. Net income tax or other tax used as a deduction in determining taxable income (see instructions) ..... 10. .00
11. Interest on municipal or state obligations other than from Virginia ..... 11. .00
12. Other additions (see Form 502 instructions for addition codes.)

	Code	Amount		Code	Amount
12a.		.00	12b.		.00
12c.		.00	12d.		.00

13. **Total Additions** (add Lines 8-11 and 12a-12d) ..... 13. .00

Virginia Subtractions - Owner's Share

14. Fixed date conformity - depreciation ..... 14. .00
15. Fixed date conformity - other ..... 15. .00
16. Income from obligations of the United States ..... 16. .00
17. Other subtractions (see Form 502 instructions for subtraction codes.)

	Code	Amount		Code	Amount
17a.		.00	17b.		.00
17c.		.00	17d.		.00

18. **Total Subtractions.** (add Lines 14-16 and 17a-17d) ..... 18. .00

THERE ARE NO ADJUSTMENTS OR CREDITS FOR THIS PARTNER.

Owner FEIN or SSN [redacted]
PTE FEIN 46-3439676



Virginia Tax Credits.
See the Schedule CR Instructions (individuals) or Form 500 Instructions (corporations)

Nonrefundable Credits

1.	State Income Tax Paid (see Form 502 Instructions)	1.	.00
2.	Neighborhood Assistance Act Credit	2.	.00
3.	Enterprise Zone Act - General Tax Credit	3.	.00
4.	Enterprise Zone Act - Zone Investment Tax Credit	4.	.00
5.	**RESERVED FOR FUTURE USE**	5.	XXXXXXXXXXXXXXXXXXX
6.	Conservation Tillage Equipment Credit	6.	.00
7.	Biodiesel and Green Diesel Fuels Tax Credit	7.	.00
8.	Precision Fertilizer and Pesticide Application Equipment Tax Credit	8.	.00
9.	Recyclable Materials Processing Equipment Tax Credit	9.	.00
10.	**RESERVED FOR FUTURE USE**	10.	XXXXXXXXXXXXXXXXXXX
11a.	Clean-Fuel Vehicle Credit (only carryover credit allowed)	11a.	.00
11b.	Vehicle Emissions Testing Equipment Tax Credit	11b.	.00
12.	Major Business Facility Job Tax Credit	12.	.00
13.	Clean-Fuel Vehicle Job Creation Tax Credit. (Expired - only carryover credit allowed)	13.	.00
14.	**RESERVED FOR FUTURE USE**	14.	XXXXXXXXXXXXXXXXXXX
15.	**RESERVED FOR FUTURE USE**	15.	XXXXXXXXXXXXXXXXXXX
16.	Agricultural Best Management Practices Tax Credit	16.	.00
17.	Worker Retraining Tax Credit	17.	.00
18.	Waste Motor Oil Burning Equipment Tax Credit	18.	.00
19.	Riparian Forest Buffer Protection for Waterways Tax Credit	19.	.00

20. Virginia Coal Employment and Production Incentive Tax Credit. .00
21. Enter the amount of credit assigned to another party. .00

22.	Virginia Coal Employment and Production Incentive Tax Credit available for use by owner (Subtract Line 21 from Line 20)	22.	.00
23.	Historic Rehabilitation Tax Credit	23.	.00
24.	Land Preservation Tax Credit	24.	.00
25.	Qualified Equity and Subordinated Debt Investments Tax Credit	25.	.00
26.	Communities of Opportunity Tax Credit	26.	.00
27.	Green Jobs Creation Tax Credit	27.	.00
28.	Farm Wineries and Vineyards Tax Credit	28.	.00
29.	International Trade Facility Tax Credit	29.	.00
30.	Port Volume Increase Tax Credit	30.	.00
31.	Barge and Rail Usage Tax Credit	31.	.00
32.	Livable Home Tax Credit	32.	.00
33.	Research and Development Expenses Tax Credit (Use this line if the taxpayer does not qualify for a refundable credit.)	33.	.00
34.	Telework Expenses Tax Credit (cannot be claimed for 2017 taxable year)	34.	.00
35.	Education Improvement Scholarships Tax Credit	35.	.00
36.	Major Research and Development Expenses Tax Credit	36.	.00
37.	Food Crop Donation Tax Credit	37.	.00
38.	**Total Nonrefundable Credits.** (Total Lines 1-19 and 22-37)	38.	.00

Refundable Credits

39.	100% Coalfield Employment Enhancement Tax Credit from 2017 Form 306B, Line 1(b)	39.	.00
40.	Full Credit: Enter amount from 2017 Form 306B, Line 13	40.	.00
41.	85% Credit: Enter amount from 2017 Form 306B, Line 15	41.	.00
42.	Total Coalfield Employment Enhancement Tax Credit allowable this year: (Add Lines 40 and 41)	42.	.00
43.	**RESERVED FOR FUTURE USE**	43.	XXXXXXXXXXXXXXXXXXX
44.	Motion Picture Production Tax Credit	44.	.00
45.	Research and Development Expenses Tax Credit	45.	.00
46.	**Total Refundable Credits.** (Add Lines 42, 44, and 45)	46.	.00

NOTICE: You have received this Schedule VK-1 because the above-named PTE earned income from Virginia sources and has passed through to you a portion of that Virginia source income based on your ownership of the PTE. A copy of this schedule has been filed with the Department. Everyone who receives Virginia source income is subject to taxation by Virginia regardless of state of residency or domicile. You may be required to file a Virginia tax return even though you may be a nonresident individual or a business domiciled outside of Virginia. To determine if you are required to file a Virginia income tax return, consult a tax professional. Information and forms may be obtained at **www.tax.virginia.gov**, or by calling the Department at **(804) 367-8031** (individuals) or **(804) 367-8037** (businesses).

2017 Virginia Schedule VK-1 (Form 502)

Owner's Share of Income and Virginia Modifications and Credits



CHECK IF -

☐ Final

☐ Amended Return

If SHORT Period Return: Beginning Date ________________, **2017; Ending Date** ________________

☐ Owner is Participating in a Unified Nonresident Individual Income Tax Return

Owner Information		**Pass-Through Entity (PTE) Information**	
Name: KUMARAVELAN THILLAIRAJA	FEIN or SSN: [redacted]	Name: EDGE TECH LABS, LLC	FEIN: 46-3439676
Address: [redacted]		Address: 2221 S CLARK STREET FL 1	Taxable Year End Date: 12/31/17
Address Continued		Address Continued	
City or Town, State, and ZIP Code: [redacted]		City or Town, State, and ZIP Code: ARLINGTON, VA 22202	

Additional Owner Information

a.	Date owner acquired interest in the PTE (MM/DD/YYYY)	a.	01/01/2015
b.	Owner's entity type (Enter code; see instructions)	b.	RES
c.	Owner's participation type (Enter code; see instructions)	c.	LLM
d.	Owner's participation percentage (Example: 47.35%; see instructions)	d.	0.50 %
e.	Amount withheld by PTE for the owner	e.	.00
f.	If owner or entity is exempt from withholding, enter an exemption code (see instructions)	f.	

Distributive or Pro Rata Income and Deductions (see instructions)

1.	Total taxable income amounts	1.	-1481 .00
2.	Total deductions	2.	.00
3.	Tax-exempt interest income	3.	.00

Allocation and Apportionment

4.	Income allocated to Virginia (owner's share from PTE's Schedule 502A, Section C, Line 2)	4.	.00
5.	Income allocated outside of Virginia (owner's share from PTE's Schedule 502A, Section C, Line 3(e))	5.	.00
6.	Apportionable income (owner's share from PTE's Schedule 502A, Section C, Line 4)	6.	-1481 .00
7.	Virginia apportionment percentage (from PTE's Schedule 502A, Section B - percent from Line 1 or Line 2(g), or 100%)	7.	100.000000 %

Virginia Additions - Owner's Share

8.	Fixed date conformity - depreciation	8.	.00
9.	Fixed date conformity - other	9.	.00
10.	Net income tax or other tax used as a deduction in determining taxable income (see instructions)	10.	.00
11.	Interest on municipal or state obligations other than from Virginia	11.	.00

12. Other additions (see Form 502 instructions for addition codes.)

	Code	Amount		Code	Amount
12a.		.00	12b.		.00
12c.		.00	12d.		.00

13.	**Total Additions** (add Lines 8-11 and 12a-12d)	13.	.00

Virginia Subtractions - Owner's Share

14.	Fixed date conformity - depreciation	14.	.00
15.	Fixed date conformity - other	15.	.00
16.	Income from obligations of the United States	16.	.00

17. Other subtractions (see Form 502 instructions for subtraction codes.)

	Code	Amount		Code	Amount
17a.		.00	17b.		.00
17c.		.00	17d.		.00

18.	**Total Subtractions.** (add Lines 14-16 and 17a-17d)	18.	.00

THERE ARE NO ADJUSTMENTS OR CREDITS FOR THIS PARTNER.

Va. Dept. Of Taxation 2601024 Rev. 07/17

783391 12-15-17 1019

2017 Virginia
Schedule VK-1
Page 2

Owner FEIN or SSN [redacted]
PTE FEIN 46-3439676



Virginia Tax Credits. See the Schedule CR Instructions (individuals) or Form 500 Instructions (corporations)

Nonrefundable Credits

1. State Income Tax Paid (see Form 502 Instructions)	1.	.00
2. Neighborhood Assistance Act Credit	2.	.00
3. Enterprise Zone Act - General Tax Credit	3.	.00
4. Enterprise Zone Act - Zone Investment Tax Credit	4.	.00
5. **RESERVED FOR FUTURE USE**	5.	XXXXXXXXXXXXXXXXXXX
6. Conservation Tillage Equipment Credit	6.	.00
7. Biodiesel and Green Diesel Fuels Tax Credit	7.	.00
8. Precision Fertilizer and Pesticide Application Equipment Tax Credit	8.	.00
9. Recyclable Materials Processing Equipment Tax Credit	9.	.00
10. **RESERVED FOR FUTURE USE**	10.	XXXXXXXXXXXXXXXXXXX
11a. Clean-Fuel Vehicle Credit (only carryover credit allowed)	11a.	.00
11b. Vehicle Emissions Testing Equipment Tax Credit	11b.	.00
12. Major Business Facility Job Tax Credit	12.	.00
13. Clean-Fuel Vehicle Job Creation Tax Credit. (Expired - only carryover credit allowed)	13.	.00
14. **RESERVED FOR FUTURE USE**	14.	XXXXXXXXXXXXXXXXXXX
15. **RESERVED FOR FUTURE USE**	15.	XXXXXXXXXXXXXXXXXXX
16. Agricultural Best Management Practices Tax Credit	16.	.00
17. Worker Retraining Tax Credit	17.	.00
18. Waste Motor Oil Burning Equipment Tax Credit	18.	.00
19. Riparian Forest Buffer Protection for Waterways Tax Credit	19.	.00
20. Virginia Coal Employment and Production Incentive Tax Credit. .00 — 21. Enter the amount of credit assigned to another party. .00		
22. Virginia Coal Employment and Production Incentive Tax Credit available for use by owner (Subtract Line 21 from Line 20)	22.	.00
23. Historic Rehabilitation Tax Credit	23.	.00
24. Land Preservation Tax Credit	24.	.00
25. Qualified Equity and Subordinated Debt Investments Tax Credit	25.	.00
26. Communities of Opportunity Tax Credit	26.	.00
27. Green Jobs Creation Tax Credit	27.	.00
28. Farm Wineries and Vineyards Tax Credit	28.	.00
29. International Trade Facility Tax Credit	29.	.00
30. Port Volume Increase Tax Credit	30.	.00
31. Barge and Rail Usage Tax Credit	31.	.00
32. Livable Home Tax Credit	32.	.00
33. Research and Development Expenses Tax Credit (Use this line if the taxpayer does not qualify for a refundable credit.)	33.	.00
34. Telework Expenses Tax Credit (cannot be claimed for 2017 taxable year)	34.	.00
35. Education Improvement Scholarships Tax Credit	35.	.00
36. Major Research and Development Expenses Tax Credit	36.	.00
37. Food Crop Donation Tax Credit	37.	.00
38. **Total Nonrefundable Credits.** (Total Lines 1-19 and 22-37)	38.	.00

Refundable Credits

39. 100% Coalfield Employment Enhancement Tax Credit from 2017 Form 306B, Line 1(b)	39.	.00
40. Full Credit: Enter amount from 2017 Form 306B, Line 13	40.	.00
41. 85% Credit: Enter amount from 2017 Form 306B, Line 15	41.	.00
42. Total Coalfield Employment Enhancement Tax Credit allowable this year: (Add Lines 40 and 41)	42.	.00
43. **RESERVED FOR FUTURE USE**	43.	XXXXXXXXXXXXXXXXXXX
44. Motion Picture Production Tax Credit	44.	.00
45. Research and Development Expenses Tax Credit	45.	.00
46. **Total Refundable Credits.** (Add Lines 42, 44, and 45)	46.	.00

NOTICE: You have received this Schedule VK-1 because the above-named PTE earned income from Virginia sources and has passed through to you a portion of that Virginia source income based on your ownership of the PTE. A copy of this schedule has been filed with the Department. Everyone who receives Virginia source income is subject to taxation by Virginia regardless of state of residency or domicile. You may be required to file a Virginia tax return even though you may be a nonresident individual or a business domiciled outside of Virginia. To determine if you are required to file a Virginia income tax return, consult a tax professional. Information and forms may be obtained at **www.tax.virginia.gov**, or by calling the Department at **(804) 367-8031** (individuals) or **(804) 367-8037** (businesses).

2017 Virginia Schedule VK-1 (Form 502)

Owner's Share of Income and Virginia Modifications and Credits



CHECK IF -

☐ Final   **If SHORT Period Return: Beginning Date** ________________, 2017; **Ending Date** ________________

☐ Amended Return   ☐ Owner is Participating in a Unified Nonresident Individual Income Tax Return

Owner Information		Pass-Through Entity (PTE) Information	
Name: CHRISTOPHER PROCTOR	FEIN or SSN: [redacted]	Name: EDGE TECH LABS, LLC	FEIN: 46-3439676
Address: [redacted]		Address: 2221 S CLARK STREET FL 1	Taxable Year End Date: 12/31/17
Address Continued:		Address Continued:	
City or Town, State, and ZIP Code: [redacted]		City or Town, State, and ZIP Code: ARLINGTON, VA 22202	

Additional Owner Information

a. Date owner acquired interest in the PTE (MM/DD/YYYY)	a.	01/01/2017
b. Owner's entity type (Enter code; see instructions)	b.	RES
c. Owner's participation type (Enter code; see instructions)	c.	LLM
d. Owner's participation percentage (Example: 47.35%; see instructions)	d.	0.50 %
e. Amount withheld by PTE for the owner	e.	.00
f. If owner or entity is exempt from withholding, enter an exemption code (see instructions)	f.	

Distributive or Pro Rata Income and Deductions (see instructions)

1. Total taxable income amounts	1.	25769 .00
2. Total deductions	2.	.00
3. Tax-exempt interest income	3.	.00

Allocation and Apportionment

4. Income allocated to Virginia (owner's share from PTE's Schedule 502A, Section C, Line 2)	4.	.00
5. Income allocated outside of Virginia (owner's share from PTE's Schedule 502A, Section C, Line 3(e))	5.	.00
6. Apportionable income (owner's share from PTE's Schedule 502A, Section C, Line 4)	6.	25769 .00
7. Virginia apportionment percentage (from PTE's Schedule 502A, Section B - percent from Line 1 or Line 2(g), or 100%)	7.	100.000000 %

Virginia Additions - Owner's Share

8. Fixed date conformity - depreciation	8.	.00
9. Fixed date conformity - other	9.	.00
10. Net income tax or other tax used as a deduction in determining taxable income (see instructions)	10.	.00
11. Interest on municipal or state obligations other than from Virginia	11.	.00

12. Other additions (see Form 502 instructions for addition codes.)

	Code	Amount		Code	Amount
12a.		.00	12b.		.00
12c.		.00	12d.		.00

13. **Total Additions** (add Lines 8-11 and 12a-12d)	13.	.00

Virginia Subtractions - Owner's Share

14. Fixed date conformity - depreciation	14.	.00
15. Fixed date conformity - other	15.	.00
16. Income from obligations of the United States	16.	.00

17. Other subtractions (see Form 502 instructions for subtraction codes.)

	Code	Amount		Code	Amount
17a.		.00	17b.		.00
17c.		.00	17d.		.00

18. **Total Subtractions.** (add Lines 14-16 and 17a-17d)	18.	.00

THERE ARE NO ADJUSTMENTS OR CREDITS FOR THIS PARTNER.

Owner FEIN or SSN [redacted]
PTE FEIN 46-3439676



Virginia Tax Credits. See the Schedule CR Instructions (individuals) or Form 500 Instructions (corporations)

Nonrefundable Credits

1.	State Income Tax Paid (see Form 502 Instructions)	1.	.00
2.	Neighborhood Assistance Act Credit	2.	.00
3.	Enterprise Zone Act - General Tax Credit	3.	.00
4.	Enterprise Zone Act - Zone Investment Tax Credit	4.	.00
5.	**RESERVED FOR FUTURE USE**	5.	XXXXXXXXXXXXXXXXXXX
6.	Conservation Tillage Equipment Credit	6.	.00
7.	Biodiesel and Green Diesel Fuels Tax Credit	7.	.00
8.	Precision Fertilizer and Pesticide Application Equipment Tax Credit	8.	.00
9.	Recyclable Materials Processing Equipment Tax Credit	9.	.00
10.	**RESERVED FOR FUTURE USE**	10.	XXXXXXXXXXXXXXXXXXX
11a.	Clean-Fuel Vehicle Credit (only carryover credit allowed)	11a.	.00
11b.	Vehicle Emissions Testing Equipment Tax Credit	11b.	.00
12.	Major Business Facility Job Tax Credit	12.	.00
13.	Clean-Fuel Vehicle Job Creation Tax Credit. (Expired - only carryover credit allowed)	13.	.00
14.	**RESERVED FOR FUTURE USE**	14.	XXXXXXXXXXXXXXXXXXX
15.	**RESERVED FOR FUTURE USE**	15.	XXXXXXXXXXXXXXXXXXX
16.	Agricultural Best Management Practices Tax Credit	16.	.00
17.	Worker Retraining Tax Credit	17.	.00
18.	Waste Motor Oil Burning Equipment Tax Credit	18.	.00
19.	Riparian Forest Buffer Protection for Waterways Tax Credit	19.	.00
20.	Virginia Coal Employment and Production Incentive Tax Credit. .00 — 21. Enter the amount of credit assigned to another party. .00		
22.	Virginia Coal Employment and Production Incentive Tax Credit available for use by owner (Subtract Line 21 from Line 20)	22.	.00
23.	Historic Rehabilitation Tax Credit	23.	.00
24.	Land Preservation Tax Credit	24.	.00
25.	Qualified Equity and Subordinated Debt Investments Tax Credit	25.	.00
26.	Communities of Opportunity Tax Credit	26.	.00
27.	Green Jobs Creation Tax Credit	27.	.00
28.	Farm Wineries and Vineyards Tax Credit	28.	.00
29.	International Trade Facility Tax Credit	29.	.00
30.	Port Volume Increase Tax Credit	30.	.00
31.	Barge and Rail Usage Tax Credit	31.	.00
32.	Livable Home Tax Credit	32.	.00
33.	Research and Development Expenses Tax Credit (Use this line if the taxpayer does not qualify for a refundable credit.)	33.	.00
34.	Telework Expenses Tax Credit (cannot be claimed for 2017 taxable year)	34.	.00
35.	Education Improvement Scholarships Tax Credit	35.	.00
36.	Major Research and Development Expenses Tax Credit	36.	.00
37.	Food Crop Donation Tax Credit	37.	.00
38.	**Total Nonrefundable Credits.** (Total Lines 1-19 and 22-37)	38.	.00

Refundable Credits

39.	100% Coalfield Employment Enhancement Tax Credit from 2017 Form 306B, Line 1(b)	39.	.00
40.	Full Credit: Enter amount from 2017 Form 306B, Line 13	40.	.00
41.	85% Credit: Enter amount from 2017 Form 306B, Line 15	41.	.00
42.	Total Coalfield Employment Enhancement Tax Credit allowable this year: (Add Lines 40 and 41)	42.	.00
43.	**RESERVED FOR FUTURE USE**	43.	XXXXXXXXXXXXXXXXXXX
44.	Motion Picture Production Tax Credit	44.	.00
45.	Research and Development Expenses Tax Credit	45.	.00
46.	**Total Refundable Credits.** (Add Lines 42, 44, and 45)	46.	.00

NOTICE: You have received this Schedule VK-1 because the above-named PTE earned income from Virginia sources and has passed through to you a portion of that Virginia source income based on your ownership of the PTE. A copy of this schedule has been filed with the Department. Everyone who receives Virginia source income is subject to taxation by Virginia regardless of state of residency or domicile. You may be required to file a Virginia tax return even though you may be a nonresident individual or a business domiciled outside of Virginia. To determine if you are required to file a Virginia income tax return, consult a tax professional. Information and forms may be obtained at **www.tax.virginia.gov**, or by calling the Department at **(804) 367-8031** (individuals) or **(804) 367-8037** (businesses).

VA-8879P Virginia Department of Taxation	Virginia Pass-Through Entity Return of Income and Return of Nonresident Withholding Tax e-file Signature Authorization	Tax Year 2017

DO NOT SEND THIS VA-8879P TO THE VIRGINIA DEPARTMENT OF TAXATION OR THE IRS.
IT MUST BE MAINTAINED IN YOUR FILES!

Entity Name	Federal ID Number
EDGE TECH LABS, LLC	46-3439676

Part I Number and Types of Owners

a.	The total number of owners	a.	5
b.	The total number of nonresident owners	b.	0
c.	Total amount withheld for nonresident owners (Total of Line e from all Schedules VK-1)	c.	0
d.	If the entity is exempt from withholding, enter the exemption code	d.	

Part II Declaration and Signature Authorization of Authorized Representative

Under penalties of perjury, I, the undersigned owner and authorized representative of the pass-through entity for which this return is made, declare under the penalties provided by law that this return (including any accompanying schedules, statements and attachments) has been examined by me and is, to the best of my knowledge and belief, a true, correct, and complete return, made in good faith, for the taxable year stated, pursuant to the tax laws of the Commonwealth of Virginia. A preparer other than the authorized representative declares the same, and such declaration is based on all information of which he or she has any knowledge. I further declare that the information provided to my Electronic Return Originator (ERO), Transmitter, or Intermediate Service Provider including the amounts shown in Part I above agrees with the information and amounts shown on the corresponding lines of the pass-through entity electronic tax return.

Officer's e-File PIN: check one box only

[X] I authorize the ERO named below to enter my e-File PIN 22202 as my signature on the pass-through entity's 2017 electronic Virginia pass-through entity tax return.
Do not enter all zeros

STITELY & KARSTETTER, CPAS
<center>**ERO Firm Name**</center>

[ ] I will enter my e-File PIN as my signature on the pass-through entity's 2017 electronic Virginia pass-through entity tax return. Check this box only if you are entering your own e-File PIN and the return is filed using the Practitioner PIN method. The ERO must complete Part III below.

Your Signature _____ Date _____

Part III Certification and Authentication

ERO's EFIN/PIN: Enter your six digit EFIN followed by your five digit self-selected PIN. ███████████
Do not enter all zeros

I certify that the above numeric entry is my ERO EFIN/PIN, which is my signature for the 2017 Virginia pass-through entity return for the pass-through entity indicated above. I confirm that I am submitting this return in accordance with the requirements of the Practitioner PIN method and have followed all other requirements as specified by the Virginia Department of Taxation. EROs may sign the form using a rubber stamp, mechanical device, such as a signature pen, or computer software program.

ERO's Signature   STITELY & KARSTETTER, CPAS _____   Date 03/13/18

Form VA-8879P (REV 08/17)